Exhibit 99.1

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Bell

BCE

MARCH 3, 2022

ADVANCING HOW CANADIANS CONNECT WITH EACH OTHER AND THE WORLD ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2021 MARCH 3, 2022

In this Annual Information Form, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

Each section of BCE’s 2019, 2020 and 2021 management’s discussion and analysis (BCE 2019 MD&A, BCE 2020 MD&A and BCE 2021 MD&A, respectively) and each section of BCE’s 2021 consolidated financial statements referred to in this Annual Information Form is incorporated by reference herein. No other document shall be considered to be incorporated by reference in this Annual Information Form. The BCE 2019 MD&A, BCE 2020 MD&A, BCE 2021 MD&A and BCE 2021 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States (U.S.) Securities and Exchange Commission (SEC) as exhibits to BCE’s annual reports on Form 40-F (available at sec.gov). They are also available on BCE’s website at BCE.ca.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this Annual Information Form are not part of this Annual Information Form and are not incorporated by reference herein.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 3, 2022, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trademarks in this Annual Information Form which are owned or used under licence by BCE Inc., Bell Canada or their subsidiaries include, without limitation, BCE, BELL Design, BELL MOBILITY and BELL MEDIA. This Annual Information Form also includes trademarks of other parties. The trademarks referred to in this Annual Information Form may be listed without the ® and TM symbols.

© BCE Inc., 2022. All rights reserved.

			ANNUAL INFORMATION FORM	PARTS OF MD&A AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCES ARE TO PAGES OF THE BCE 2021 ANNUAL REPORT, EXCEPT WHERE OTHERWISE INDICATED)

1	Caution regarding forward-looking statements		2	50; 57; 75; 81; 86; 107-116

2	Corporate structure		4

	2.1	Incorporation and registered office	4

	2.2	Subsidiaries	4

3	Description of our business		5

	3.1	General summary	5	35-38; 56-57; 64-65; 72; 75; 77; 80-81; 86; 102

	3.2	Strategic imperatives	6	51-54

	3.3	Competitive strengths	6	52-53

	3.4	Marketing and distribution channels	10

	3.5	Transformation of our networks, systems and processes	12

	3.6	Networks	12

	3.7	Employees	15

	3.8	Corporate responsibility	15	45-50

	3.9	Competitive environment	20	57-61; 74-75; 79-80; 82; 84-85; 87

	3.10	Regulatory environment	20	103-106

	3.11	Intangible properties	20

4	General development of our business – three-year history		21

	4.1	Transactions	21

	4.2	Corporate developments	22	38-42; 51-54; 38-41 (1); 49-53 (1); 34-37 (2); 41-45 (2)

	4.3	Regulatory environment	22	103-106; 99-102 (1); 88-92 (2)

5	Our capital structure		23

	5.1	BCE securities	23	170-171

	5.2	Bell Canada debt securities	24	161-162

	5.3	Credit ratings	25

	5.4	Trading of our securities	28

6	Dividends and dividend payout policy		30	39-42; 121-125

7	Our directors and executive officers		31

	7.1	Directors	31

	7.2	Executive officers	32

	7.3	Directors’ and executive officers’ share ownership	32

8	Legal proceedings		33

9	Interest of management and others in material transactions		36

10	Interest of experts		36

11	Transfer agent and registrar		36

12	For more information		36

13	Schedule 1 – Audit Committee information		37

14	Schedule 2 – Audit Committee charter		39

(1)	References to parts of the BCE 2020 MD&A contained in BCE’s annual report for the year ended December 31, 2020 (BCE 2020 Annual Report).

(2)	References to parts of the BCE 2019 MD&A contained in BCE’s annual report for the year ended December 31, 2019 (BCE 2019 Annual Report).

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1 Caution regarding forward-looking statements

1	Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to BCE’s dividend growth objective and 2022 annualized common share dividend, BCE’s network deployment and capital investment plans and the benefits expected to result therefrom, including its two-year increased capital expenditure acceleration program for the accelerated deployment of our fibre, Wireless Home Internet and Fifth Generation (5G) networks, our objectives concerning carbon abatement enablement and reductions in the level of our greenhouse gas (GHG) emissions including our objective for carbon neutral operations starting in 2025 and to achieve science-based targets (SBTs) by 2030, our business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 3, 2022 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which are difficult to predict, we believe that the assumptions on which the forward-looking statements made in this Annual Information Form are based were reasonable at March 3, 2022. Refer in particular to the sub-sections of the BCE 2021 MD&A entitled Assumptions on pages 50, 57, 75, 81 and 86, of BCE’s annual report for the year ended December 31, 2021 (BCE 2021 Annual Report) for a discussion of certain key economic, market, operational and other assumptions including assumptions relating to our GHG emissions reduction targets we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to: the adverse effects of the COVID-19 pandemic including from the restrictive measures implemented or to be implemented as a result thereof and supply chain disruptions; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity

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1 Caution regarding forward-looking statements

and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings and, in particular, class actions; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our environmental, social and governance (ESG) targets including, without limitation, those related to GHG emissions reduction and diversity, equity and inclusion.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2021 MD&A and, in particular, in section 9, Business risks of the BCE 2021 MD&A, on pages 107 to 116 of the BCE 2021 Annual Report.

Forward-looking statements contained in this Annual Information Form for periods beyond 2022 involve longer-term assumptions and estimates than forward-looking statements for 2022 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our SBTs pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our updated SBTs more onerous; and sufficient supplier engagement and collaboration in setting their own SBTs and sufficient collaboration with partners in reducing their own GHG emissions.

Forward-looking statements for periods beyond 2022 further assume, unless otherwise indicated, that the competitive, regulatory, security, technological, operational, financial and other risks described above and in section 9, Business risks of the BCE 2021 MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic and general economic conditions in future years.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 3, 2022. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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2 Corporate structure

2	Corporate structure

2.1	Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by: (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares; (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares; (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares or Preferred Shares); and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun, Québec H3E 3B3.

2.2	Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2021, which are all incorporated in Canada, and the percentage of voting securities that BCE Inc. directly or indirectly held in such subsidiaries on that date. BCE Inc. has other subsidiaries that have not been included in the table since each represented 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues at December 31, 2021. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2021.

SUBSIDIARY	PERCENTAGE OF VOTING SECURITIES HELD BY BCE INC. AT DECEMBER 31, 2021	(1)

Bell Canada	100%

Bell Mobility Inc.	100%

Bell Media Inc.	100%

(1)

At December 31, 2021, BCE Inc. directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. BCE Inc. indirectly held all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

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3 Description of our business

3	Description of our business

This section contains forward-looking statements, including relating to our network deployment and capital investment plans, and our business outlook, objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

COVID-19

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Through our Bell for Better initiative, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, we look to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 pandemic. Through our capital expenditure acceleration program, we are delivering more connections to help Canada’s social and economic recovery from the COVID-19 pandemic.

Our financial and operating performance saw a steady improvement in 2021 despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. It has been almost two years since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. Additionally, compared to 2020, the effects of the pandemic on our year-over-year performance were considerably reduced, with Q2 2020 being the quarter most significantly affected by the pandemic. The impacts of the COVID-19 pandemic, although moderated, continued to unfavourably impact Bell Wireless product and roaming revenues, Bell Media advertising revenues, as well as Bell Wireline business market equipment revenues, due to reduced commercial activity as a result of the government restrictions put in place to combat the pandemic, particularly in the first half of the year, and the global supply chain challenges experienced in the second half of the year.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues.

In addition, the extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, vaccination hesitancy and the number of individuals who choose to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the risks referred to in this Annual Information Form, including, in particular, in the section Caution regarding forward-looking statements at the beginning of this Annual Information Form, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

3.1	General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers as well as consumer electronics products across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communication services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2021 MD&A, on pages 35 to 38 of the BCE 2021 Annual Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

•

a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd., a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto

•	a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based connected services retailer

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3 Description of our business

•

an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

A discussion of the key transactions completed by BCE in the last three financial years can be found in section 4.1, Transactions of this Annual Information Form.

For the years ended December 31, 2021 and 2020, we generated consolidated operating revenues of $23,449 million and $22,883 million, respectively, and consolidated net earnings of $2,892 million and $2,699 million, respectively. Consolidated net earnings for the year ended December 31, 2020 included $226 million of net earnings from discontinued operations. For the year ended December 31, 2021, Bell Wireless’ operating revenues totalled $8,999 million ($8,948 million external revenues), Bell Wireline’s operating revenues totalled $12,178 million ($11,820 million external revenues) and Bell Media’s operating revenues totalled $3,036 million ($2,681 million external revenues). For the year ended December 31, 2020, Bell Wireless’ operating revenues totalled $8,683 million ($8,630 million external revenues), Bell Wireline’s operating revenues totalled $12,206 million ($11,884 million external revenues) and Bell Media’s operating revenues totalled $2,750 million ($2,369 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2021 and 2020 can be found in section 4.3, Operating revenues of the BCE 2021 MD&A, on pages 64 and 65 of the BCE 2021 Annual Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of products and services can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline of the BCE 2021 MD&A, on pages 72 and 77, respectively, of the BCE 2021 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2021 MD&A, on page 102 of the BCE 2021 Annual Report.

Additional information regarding the business outlook of our Bell Wireless, Bell Wireline and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2021 MD&A, on pages 56, 57, 75, 80, 81 and 86 of the BCE 2021 Annual Report.

3.2	Strategic imperatives

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our longstanding commitment to the highest ESG standards. The six strategic imperatives that underlie BCE’s business plan are:

1. Build the best networks

2. Drive growth with innovative services

3. Deliver the most compelling content

4. Champion customer experience

5. Operate with agility and cost efficiency

6. Engage and invest in our people and create a sustainable future

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2021 MD&A, on pages 51 to 54 of the BCE 2021 Annual Report.

3.3	Competitive strengths

CANADA’S LARGEST COMMUNICATIONS COMPANY

We are Canada’s largest communications company, offering a wide range of telecommunications products and services, as described below:

•

We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories. We provide a complete suite of wireless communications, wireline voice and data, including Internet access and TV, product and service offerings to residential, business and wholesale customers. We also own Bell Media, Canada’s leading content creation company with premier assets in TV, radio, and OOH advertising, monetized through traditional and digital platforms.

•	We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia

•	At December 31, 2021, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing approximately 9.5 million mobile phone subscribers with nationwide mobile voice and data services. We also had approximately 2.2 million mobile connected device subscribers at December 31, 2021.

•

BCE is the largest Internet service provider in Canada based on number of subscribers, providing approximately 3.9 million retail customers at December 31, 2021 with high-speed Internet access through fibre-optic, wireless-to-the-premise (WTTP) and digital subscriber line (DSL) technology

•

BCE is the largest TV provider in Canada based on number of subscribers, nationally broadcasting a wide range of domestic and international programming to approximately 2.7 million retail subscribers at December 31, 2021 through its IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV, as well as its satellite TV service

•	BCE operated approximately 2.3 million retail residential network access service (NAS) voice lines at December 31, 2021

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3 Description of our business

Our large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, give us scale that supports the execution of our six strategic imperatives. With a wireless network service footprint that encompasses more than 99% of the Canadian population, a coast-to-coast national fibre transport network and a local exchange carrier footprint from Manitoba to the Atlantic provinces, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

On May 31, 2021, we announced that our capital expenditure acceleration program, initially announced on February 4, 2021, of $1 billion to $1.2 billion in additional network funding for 2021 and 2022, would increase to up to $1.7 billion in response to the support for infrastructure investment reflected in federal regulatory and policy decisions rendered earlier in the year. This $1.7 billion in accelerated capital expenditures to advance the rollout of our broadband fibre, 5G wireless and rural networks and help drive Canada’s recovery from the COVID-19 crisis is in addition to the approximately $4 billion in capital expenditures that Bell has typically spent each year on network expansion and enhancement over the past decade.

TECHNOLOGICALLY ADVANCED WIRELESS NETWORKS

AND SERVICES

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communication products and services to residential and business customers through our Bell brand, as well as our Virgin Plus (formerly Virgin Mobile Canada) and Lucky Mobile brands which enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands as well as regional facilities-based wireless service providers.

Wireless is a key growth segment for us, and we have established strategic priorities seeking to further enhance our offerings. We are focused on growing our market share of national operators’ postpaid mobile phone net customer activations, growing our prepaid mobile phone subscriber base, improving sales execution and customer retention, and introducing new devices and data services. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, as well as a broad device offering, should continue to improve our ability to attract and retain wireless customers. With our national high-speed packet access plus (HSPA+) network, our fourth-generation (4G) long-term evolution (LTE) wireless network, our Dual-band, Tri-band and Quad band LTE Advanced (LTE-A) network, and our 5G wireless network, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. In addition, Bell’s enhanced Gigabit LTE-A network, initially rolled out in 2018 to core locations in Toronto and Kingston, has since expanded to more areas as smartphones that support these advanced speeds have come to market, and is available in select cities across Canada. Bell also launched in 2018 a new LTE, Category M1 (LTE-M) network, which is a subset of our LTE network supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and lower costs for IoT devices connecting to Bell’s national network.

In June 2020, Bell launched its 5G wireless network, offering enhanced mobile data speeds and the latest 5G-capable smartphones. As with previous wireless and wireline network deployments, Bell is working with multiple equipment suppliers for its 5G rollout, including Nokia Corporation (Nokia) and Telefonaktiebolaget LM Ericsson (Ericsson). In 2021, Bell acquired significant additional mid-band, flexible-use 3500 megahertz (MHz) wireless spectrum in the auction by Innovation, Science and Economic Development Canada (ISED). Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Refer to section 4.1, Transactions – Acquisition of 3500 MHz wireless spectrum in this Annual Information Form for more details.

Bell’s 5G network covered over 70% of Canada’s population at December 31, 2021, a significant increase from the 26% of the Canadian population covered at the end of 2020, attributable to our capital expenditure acceleration program described above. Refer to section 3.6, Networks – Wireless in this Annual Information Form for more details concerning our wireless networks.

Bell’s wireless networks received several awards in 2021. Bell’s 5G mobile network ranked as Canada’s fastest 5G network twice in a row in Ookla’s 2021 Speedtest Awards based on Speedtest results independently collected and analyzed by Ookla for Q1-Q2 and Q3-Q4 and calculated using median 5G download and upload speeds. In October 2021, Bell’s wireless networks (4G and 5G) were further ranked Canada’s fastest in PCMag’s Fastest Mobile Networks Canada 2021, its annual study of mobile network performance across the country. PCMag’s testers drove around more than 40 Canadian cities and towns, as well as rural areas in eight provinces. Testing both 5G and 4G networks, PCMag’s analysis took place in September and October 2021 and ranked providers based on a weighted average of download speeds, upload speeds and latency. In November 2021, Bell’s 5G network was ranked as Canada’s best 5G network by analyst company Global Wireless Solutions (GWS), which determined that Bell’s 5G network offers the fastest data speeds of any mobile network in the country, and is also the top national network for gaming and video applications. The GWS 5G performance rankings are based on data independently analyzed by GWS in Q2-Q3 2021.

5G INNOVATION AND LEADERSHIP

Bell is working with a range of leading global and domestic 5G partners, including Ericsson and Nokia, to accelerate Canada’s 5G innovation ecosystem. This includes continued investment in research and development at Canadian institutions, such as a partnership between Western University and Bell to create a new academic centre for research into 5G applications across health (including mental health), transportation, manufacturing and other sectors, and a partnership with Université de Sherbrooke through the Interdisciplinary Institute for Technological Innovation (3IT) to drive broadband technology research in a broad range of sectors including IoT, Smart Campus / Smart City, innovative manufacturing and smart energy management. The latter partnership enabled the installation in 2021 of new remote cell sites to improve cellular coverage in Québec’s Abitibi-Témiscamingue region as part of a research project to maximize the use of solar energy to minimize generator use in remote locations without access to electricity. On the international stage, Bell is involved in the setting of global 5G standards with our participation in the Next Generation Mobile Networks (NGMN) consortium and Third Generation Partnership Program (3GPP).

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The high capacity and near instant connections offered by mobile 5G will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, artificial intelligence (AI) and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and unprecedented IoT opportunities for business and government enterprises. In 2021, our 5G network enabled the following innovative applications:

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TSN and RDS launched TSN 5G View / Vision 5G RDS, an exclusive in-app feature that leverages Bell’s 5G network to offer fans interactive new ways to watch sports. It was initially introduced with Montreal Canadiens and Toronto Maple Leafs regional home game broadcasts, enabling fans to control the viewing angle of the game on their smartphones, getting up close to every goal, pass, hit and penalty with zoom, pause, rewind and slow-motion capabilities. This feature was later expanded to Toronto Raptors home games.

•

Bell also announced a collaboration with TikTok Canada that lets TikTok users with Bell 5G co-create with friends in real time while physically apart with Paint Portal, a new 5G multi-user augmented reality experience.

In 2021, we further announced a number of strategic cloud and technology partnerships. We entered into an agreement with Amazon Web Services, Inc. (AWS) to modernize the digital experience for Bell customers and support 5G innovation across Canada. Bell will use the breadth and depth of AWS technologies to create and scale new consumer and business applications faster, as well as enhance how its voice, wireless, television and Internet subscribers engage with Bell services and content such as streaming video. In addition, AWS and Bell are teaming up to bring AWS Wavelength to Canada, deploying it at the edge of Bell’s 5G network to allow developers to build ultra-low-latency applications for mobile devices and users. With this rollout, Bell will become the first Canadian communications company to offer AWS-powered multi-access edge computing (MEC) to business and government users. In addition, we announced a strategic partnership with Google Cloud to help power Bell’s company-wide digital transformation, enhance its network and IT infrastructure, and enable a more sustainable future. This new, multi-year partnership will combine Bell’s 5G network leadership with Google’s expertise in multicloud, data analytics and AI, to deliver next-generation experiences for Bell customers across Canada. As demands on mobile networks evolve and increase, Bell and Google Cloud will collaborate throughout the next decade on new innovations, including cloud solutions for enterprise customers and consumers powered by Google edge solutions, and enhanced customer service through automation and AI.

PROVIDING SOLUTIONS IN GROWING INTERNET

OF THINGS SECTOR

Bell provides a number of solutions in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data. Bell further offers global connectivity solutions for our IoT platforms and applications, which offer customers worldwide network access and the ability to manage all of their international devices remotely from a single web platform. Bell’s lineup of innovative IoT applications includes connected telematics services, including security, safety, diagnostics and infotainment, for vehicles; fuel tank monitoring and water management solutions; fleet management solutions connecting commercial vehicles to the Internet to provide web-based analytics to manage the fleet; connected laptop solutions, enabling LTE connectivity directly from select LTE enabled laptops;

managed IoT security services that offer businesses, smart cities and other organizations employing IoT solutions a fully managed solution to detect and protect organizations from evolving cyber threats; and new solutions made available in the context of the COVID-19 pandemic, such as real-time occupancy monitoring, digital signage and sanitizer kiosks.

A number of announcements related to IoT applications or transactions were announced in 2021:

•

Bell and Honda Canada announced that new Honda and Acura vehicles are now equipped with built-in Wi-Fi hotspots over 4G LTE that enable drivers and their passengers to stay fully connected online, safely and hands-free, while on the open road with Bell Connected Car. This is in addition to built-in Wi-Fi hotspots already enabled in supported Ford and Lincoln vehicles since 2018.

•

Bell announced the launch of Smart Supply Chain powered by Bell IoT Smart Connect, an “as-a-service” IoT aggregation solution designed for fleet and supply chain operators which aggregates multiple IoT data sources and operational data sets into a single dashboard, reducing business complexity by offering a unified view of a company’s entire fleet, including trucks, trailers, drivers and the temperature of cargo, to optimize and automate tracking and management

•

Bell announced an agreement with geographic information system provider Esri Canada to create the Bell Integrated Smart City Ecosystem, enabling Canadian communities to accelerate their digital transformation, enhancing decision-making and streamlining collaboration across municipal or regional departments with a platform that collects, integrates and displays data in one seamless end-to-end experience

•

Bell was announced as a founding partner of “The PIER”, a global showcase for sector innovation in transportation, supply chain and logistics in Halifax, Nova Scotia, where Bell will deploy its 5G-ready managed wireless private network, and its 5G network will enable IoT solutions at the port to support business-critical functions with real-time data monitoring and reporting to reduce complexity and derive deeper insights

NEXT-GENERATION HIGH-SPEED INTERNET AND

TV SERVICES

Our strategic imperative to build the best networks is focused on the expansion of our all-fibre network to more homes and business locations. At December 31, 2021, our fibre-to-the-premise (FTTP) broadband fibre network covered approximately 6.2 million premises (homes and business locations), and our combined FTTP and fibre-to-the-node (FTTN) broadband fibre network covered approximately 10 million premises in Ontario, Québec, the Atlantic provinces and Manitoba. It enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service marketed as Fibe Internet, offering total download access speeds of up to 1.5 gigabits per second (Gbps) with FTTP through our Gigabit Fibe 1.5 service, or download speeds of up to 100 megabits per second (Mbps) with FTTN. It also enables the delivery of our Internet service marketed as Virgin Plus Internet, offering download speeds of up to 100 Mbps. Refer to section 3.6, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

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As Bell quickly extends its direct fibre links in urban and suburban centres, we are also delivering broadband speeds to smaller towns and rural locations with our innovative Wireless Home Internet fixed wireless service, which is based on 5G-capable WTTP technology. With the expansion of wireless cell site coverage, deep fibre backhaul and advancements in technology, the cost to provide a fixed wireless solution has become viable in rural areas where it is uneconomical to deploy FTTP. In 2021, we completed the buildout of our Wireless Home Internet service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching our target of 1 million locations one year ahead of schedule. Already delivering download speeds of up to 25 Mbps, Bell increased its Wireless Home Internet service’s Internet download speeds to up to 50 Mbps and uploads to 10 Mbps (50/10) in the fall of 2020, which enhanced speeds are now available to a majority of customers. In August 2021, an agreement with Casa Systems, Inc. was announced for the upgrade of Bell’s WTTP network to 5G to further boost speed and capacity for Wireless Home Internet customers.

Our FTTP and FTTN broadband fibre network also enables the delivery of Bell’s next-generation IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV. Bell’s IPTV services target areas where cable providers had long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive multi-product bundle of communications services to customers.

Bell’s Fibe TV service, built on a next-generation IPTV platform, offers a wide range of flexible programming options and innovative features to customers in Ontario, Québec, the Atlantic provinces and Manitoba, such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the home without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows in both English and French among Fibe TV customers at any given time and allows customers to switch to watch live or Restart from the beginning. Fibe TV further allows access to Crave, Netflix, Prime Video and YouTube directly from customer TV receivers, providing a seamless experience. The Fibe TV app brings the rich Fibe TV viewing experience to laptops, smartphones, tablets, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices, with access to more than 500 live and on-demand channels at home or on the go, which allows customers to seamlessly transfer a channel being viewed from a mobile device to a TV, or resume what is being watched on TV on a mobile device, and allows customers to control their TVs with their mobile devices. In addition, Fibe customers can download their personal video recordings with the Fibe TV app to watch on iOS and Android mobile devices without Wi-Fi network access, and customers can pause and rewind live TV on any device with the Fibe TV app. In 2021, the availability of the Fibe TV app was extended to customers in the Atlantic provinces and Manitoba.

In addition, we offer the Fibe TV app service in Ontario and Québec as a standalone app-based live TV streaming service that offers live and on-demand programming. With no traditional TV set-top box required, the Fibe TV app offers up to 500 live and on-demand channels on laptops, smartphones, tablets, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices. The standalone Fibe TV app offers access to two TV streams at a time and customers can add individual channels to build their own packages. Like Bell’s Fibe TV service, the standalone Fibe TV app operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or Wi-Fi networks outside the home.

In 2020, we launched Virgin TV (now Virgin Plus TV), a completely new way for Virgin Plus Internet members in Ontario and Québec to watch live and on-demand TV shows and live sports on any screen they want. Virgin Plus TV is an app-based service that does not require a traditional TV set-top box or installation, and it works on virtually all devices – iOS and Android smartphones and tablets, laptops, Amazon Fire TV, Android TV, Apple TV and Google Chromecast. The Virgin Plus TV app lets members watch two streams at once, pause and rewind live TV, resume on-demand programs where they left off, and track all the top trending shows.

In 2020, Bell launched the Bell Streamer, an all-in-one 4K High Dynamic Range (HDR) streaming device powered by Android TV that offers customers in Ontario and Québec all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play.

NATIONAL WIRELINE SERVICE PROVIDER WITH MARKET

LEADERSHIP POSITION

Our leadership position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allows us to improve customer retention.

Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations. Our team continues to deliver network-centric business service solutions to large business and public sector clients, and we introduced the following new services in 2021:

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Bell announced it is working with VMware and AWS to help organizations across Canada plan, simplify and manage their hybrid cloud transformations. The Bell Cloud Professional Services team will work with organizations to assess their current structures, workloads and goals, and develop the optimal cloud strategy for their business in conjunction with VMware and AWS. Bell manages the migration to ensure a seamless and agile transition with cloud infrastructure and security support, all on Bell’s networks. This relationship builds on Bell’s agreement with AWS, announced in 2021, to support 5G innovation and accelerate cloud adoption across Canada. Bell was the first Canadian communications company to offer AWS-powered 5G MEC for business and government customers.

•

Bell launched the Bell Security Unified Response Environment (BSURE), a new service that combines Bell’s national security operations with industry-leading security technologies from Fortinet, Inc. (Fortinet), a U.S. based network security company, to provide Bell customers with a robust 24/7 managed cyber security solution.

•

Bell entered into an agreement with NICE to provide advanced cloud contact centre services to Canadian businesses with NICE’s industry-leading contact centre as a service (CCaaS) platform. With this platform, Bell can help Canadian businesses implement a digital-first omni-channel strategy so that they can stay connected with their customers anywhere, anytime and on any device.

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OUR SIGNIFICANT MEDIA ASSETS

Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant network investments, delivering compelling content across all screens and platforms, and enabling us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in TV, radio, OOH and digital platforms are a key competitive advantage, as described below:

•

We own and operate 35 conventional TV stations, including CTV, Canada’s #1 network for 20 consecutive years, #1 advertising-based video on demand (AVOD) platform and leading digital news destination ctvnews.ca, and the French-language Noovo network in Québec, including its popular AVOD platform and recently launched digital news destination Noovo.info

•	We own and operate 27 specialty channels, including TSN, Canada’s most-watched sports channel, and RDS, the top French-language sports network

•	We own and operate four pay TV services, as well as four direct-to-consumer streaming services, including Crave, the exclusive home of HBO in Canada, TSN Direct and RDS Direct

•	We own 109 licensed radio stations in 58 markets across Canada, all available through the iHeartRadio app alongside an extensive catalogue of podcasts

•	We lead the Canadian digital media landscape in unique visitors, page views and total page minutes among Canadian TV media competitors

•

We own Astral, one of Canada’s leading OOH advertising businesses with a network of more than 50,000 advertising faces strategically located across the country. It offers a portfolio of six innovative product lines: outdoor, street furniture, airport, large digital format, transit and lifestyle advertising.

•

We own Crave, a subscription-based video-on-demand streaming service providing premium content and a robust lineup of video programming. Crave features a broad catalogue of sought-after content and Emmy Award-winning programming. With Crave, HBO, HBO Max originals and SHOWTIME programming, as well as box-office hits, are available directly to all Canadians with access to the Internet. Crave, also a bilingual service, offers English and French-language content through participating TV providers and streaming platforms. Bell Media’s Super Écran is also available OTT as part of all Crave subscriptions. In October 2021, we launched a mobile-only Crave product, available directly to consumers and through participating wireless carriers. STARZ remains available through participating service providers and directly to consumers as a separate add-on.

•

In 2021, Noovo expanded its digital offering available on the Noovo. ca website and via the new Noovo app, showcasing our extensive catalogue of French-language programming, including from the conventional channel Noovo as well as from Canal D, Canal Vie, Investigation, VRAK and Z. Noovo also debuted its news service on March 29, 2021, as well as the Noovo.ca website, which includes all episodes of the Noovo Le Fil news show. On January 17, 2022, the noovo.info website was unveiled, which offers exclusive original features dedicated entirely to news, which represents the final piece to Noovo’s multi-platform news division.

•

Through CTV’s all-in-one digital video platform and streaming from CTV.ca and the CTV app on smartphones, Smart TVs and other connected devices, audiences can get even more value from their TV subscriptions all in one place, with livestreams and on-demand viewing of programming from CTV Comedy Channel, CTV Drama Channel, CTV Sci-Fi Channel, CTV Life Channel, CTV2, Discovery, E! and MTV, as well as Canada’s #1 lineup from CTV. The platform provides access for subscribers of CTV-branded entertainment channels to stream premium content from those channels, as well as CTV Throwback and CTV Movies, all at no additional cost and with one simple login.

•

We continue to provide live and on-demand access to content from our specialty networks, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment. As discussed under 5G Innovation and Leadership above, in 2021, TSN and RDS launched TSN 5G View/Vision 5G RDS, an exclusive in-app feature that leverages Bell’s 5G network to offer fans interactive new ways to watch sports.

Our competitive strengths also include our broad reach across Canada, our ability to deliver top programming for conventional, specialty and pay TV and streaming services, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

Refer to section 2.3, Deliver the most compelling content of the BCE 2021 MD&A, on pages 52 and 53 of the BCE 2021 Annual Report, for a description of certain agreements entered into and initiatives launched in 2021 by Bell Media.

3.4	Marketing and distribution channels

BELL WIRELESS AND BELL WIRELINE

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet, TV and smart home, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers with more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive actions in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brand is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. In July 2021, Virgin Mobile Canada officially rebranded to Virgin Plus, a new name and a new identity that reflects the company’s evolving service offerings beyond mobility.

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Specifically for Bell Wireless, acquiring and retaining subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. Since June 2019, we offer unlimited plans featuring unlimited data access with no overage charges. In July 2019, we also introduced SmartPay device financing plans that let Bell Mobility customers buy their new smartphones with 24 interest-free installments separate from their service plan. In May 2020, we similarly introduced Sweet Pay device financing plans for Virgin Plus customers. In addition, we offer Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices, such as wireless trackers, security cameras and vehicles with Bell Connected Car. In January 2022, we introduced new mobile unlimited Ultimate plans to make the most of 5G with more data at max speeds, international messaging, HD video quality and hotspot capability. We also continue to offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies, customer retention is increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential wireless and wireline customers through:

•	approximately 1,100 Bell, Virgin Plus, Lucky Mobile and The Source retail locations

•	national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions

•	call centre representatives

•	our websites, including bell.ca, virginplus.ca, luckymobile.ca and thesource.ca

•	door-to-door sales representatives

We also offer customers the convenience of One Bill for Internet, TV, home phone, wireless and smart home services.

For small business customers, our residential and small business team offers a wide range of wireline services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, along with many other communications solutions, all designed for companies that typically have fewer than 20 employees. Small business solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives. Our wireless products and services are delivered to small business customers through the same channels as those previously described for services to residential customers.

Communications solutions for medium-sized business and large enterprise customers, including since 2021 our wireless services, are delivered by our business markets team, and our products and services are sold through dedicated sales representatives, call centres, certified resellers and competitive bids. Prior to 2021, our wireless products and services were delivered to these business customers through the same channels as those previously described for services to residential customers and were also served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in providing both medium-sized business and large enterprise customers with complex communications products and services. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, customer contact centre and security solutions.

Our wholesale business communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

Restrictive measures taken by Canadian governments starting in March 2020 to combat the COVID-19 pandemic have included the temporary closure of non-essential businesses, including most locations in our retail distribution channels. While the subsequent easing of certain of these measures allowed the reopening of our retail distribution channels, resurgences in new COVID-19 cases have caused governments to strengthen or reintroduce restrictive measures, which were eventually eased again. However, traffic to our retail locations did not reach pre-pandemic levels. In response to the COVID-19 pandemic, we enhanced online and phone sales and support, equipped 12,000 call centre agents to work from home, retrained thousands of team members as service agents and introduced innovative remote installation practices. We also encouraged customers to take advantage of MyBell online and mobile self-serve options and launched enhanced online and appointment-based sales options. The sales team further moved to virtual meetings for business customers and handled sales remotely to minimize or eliminate, as applicable, contact with customers in accordance with government guidelines.

BELL MEDIA

Bell Media’s TV and OOH advertising customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty TV, pay TV and streaming services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty TV, pay TV channels and streaming services are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media also distributes its video and radio programming through a variety of non-traditional means, such as mobile and Internet streaming (iHeartRadio). Crave is available through participating TV providers across Canada, which provide the added opportunity to access the Crave linear channels on traditional set-top boxes, as well as via on demand channels, through the Crave app and online at Crave.ca. Crave is also available directly via the Internet at Crave.ca and via the Crave app. Crave can be streamed on the web and partner platforms such as iOS and Android mobile devices, Apple TV, Android TV, Amazon Fire TV, Bell Streamer, Chromecast, Roku, Smart TVs, Sony PlayStation and Xbox One. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in key urban cities across the country.

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3.5	Transformation of our networks, systems and processes

We are transforming our networks, systems and processes with three main objectives: (a) to become more agile in our service delivery and operations, including self-serve and instant-on capabilities for our customers; (b) to ensure best quality and best customer experience; and (c) to develop a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs, and enabling new revenue opportunities. We are leveraging new technologies, such as software-defined networks, big data and artificial intelligence/machine learning, and cloud technologies, focusing primarily on automating our processes. These technologies offer unprecedented levels of flexibility, automation and elastic capacity, enabling 5G, IoT, enhanced Internet, communication and video services, as well as the next generation of enterprise cloud applications, which all depend heavily on these capabilities. In 2021, we announced partnership agreements with AWS and Google Cloud with the objective of accelerating our transformation to a hybrid cloud environment. These various transformation initiatives have produced tangible business benefits in multiple technology domains, resulting in increased agility in development and operations while reducing costs.

3.6	Networks

The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

•	national transport networks for voice, data and video traffic, including Internet traffic

•	urban and rural access networks and infrastructure for delivering services to customers

•	national wireless networks that provide voice, data and video services

WIRELESS

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, as well as touch screen tablets, IoT devices and other devices designed for data services such as video and audio streaming, IoT communications, e-mail, messaging, Internet access and social networking.

HSPA+ NETWORK

Our wireless HSPA+ network offered high-speed mobile access to 99% of the Canadian population at December 31, 2021, covering thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Bell supports international roaming to over 230 outbound destinations (208 of them also supporting 4G LTE). The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

4G LTE NETWORK

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to those of broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games or videoconference and chat with virtually no delays or buffering. The HSPA+ and LTE networks work together such that all Bell LTE devices support both networks.

Our LTE wireless network reached more than 99% of the Canadian population coast-to-coast at December 31, 2021 with theoretical peak download speeds of up to 150 Mbps, with expected average download speeds of 18 to 40 Mbps. LTE currently accounts for over 95% of our total wireless data traffic.

On April 30, 2019, Bell completed the previously announced shutdown of its legacy 3G code division multiple access (CDMA) network, and customers in CDMA coverage areas were transitioned to Bell’s 4G LTE network. The shutdown of Bell’s CDMA network enabled Bell to “re-farm” additional low-band spectrum for 5G services and to repurpose existing structures, fibre connections and power systems to further enhance its next-generation LTE networks.

LTE-A NETWORK

With Dual-band LTE-A technology, Bell generally delivers theoretical peak download speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). By assigning three radio channels or carriers to one user, we generally deliver, with Tri-band LTE-A technology, theoretical mobile data peak download speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps). With the addition of MIMO technologies and quadrature amplitude modulation (QAM), we can deliver in certain areas theoretical peak download speeds of up to 800 Mbps with Dual-band LTE-A technology and 1.2 Gbps with Tri-band LTE-A technology.

Bell’s LTE network is also capable of delivering Quad-band LTE-A service. Quad-band technology leverages four bands of wireless spectrum to boost LTE-A speeds to the gigabit level. In addition to employing a combination of carrier aggregation, Bell also uses 256 QAM and 4X4 MIMO technologies to increase spectrum efficiency and multiply capacity. In 2018, Bell rolled out its enhanced Gigabit LTE-A network to core locations in Toronto and Kingston, and has since expanded to more areas as smartphones that support these advanced speeds have come to market. Gigabit LTE-A is available in select cities across Canada. Quad-band LTE-A now offers theoretical mobile data peak download speeds of up to 1.5 Gbps in markets across Canada (expected average download speeds of 25 to 325 Mbps).

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At December 31, 2021, Bell’s LTE-A network provided service to approximately 96% of the population in Canada. In addition, our Quad-band LTE-A service had expanded to over 60% of Canadians at December 31, 2021.

LTE-M NETWORK

In 2018, Bell launched a new LTE-M network, which is a subset of our LTE network supporting low-power IoT applications with enhanced coverage, longer device battery life and lower costs for IoT devices connecting to Bell’s national network. In 2019, Bell announced an expanded reciprocal roaming partnership with AT&T Inc. (AT&T) to provide Canadian business customers with access to AT&T’s LTE-M network across the United States. The reciprocal agreement also enables AT&T’s customers to roam on Bell’s national LTE-M network in Canada. Our LTE-M network is available in most Canadian provinces.

5G NETWORK

In June 2020, Bell launched its 5G wireless network, offering enhanced mobile data speeds and the latest 5G-capable smartphones. The high capacity and near instant connections offered by mobile 5G will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, artificial intelligence and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and unprecedented IoT opportunities for business and government enterprises. In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction by ISED. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. In addition, Bell expanded its 5G network to new markets across Québec, Ontario, the Atlantic provinces and Manitoba. Bell’s 5G network covered over 70% of Canada’s population at December 31, 2021, a significant increase from the 26% of the Canadian population covered at the end of 2020, attributable to our capital expenditure acceleration program announced on February 4, 2021 and further enhanced on May 31, 2021.

WIRELINE

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Detroit, Minneapolis, Ashburn (Virginia) and Seattle in the United States.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IP VPN) services that connect our customers’ offices throughout Canada and around the world. The IP VPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

To improve reliability and increase network capacity to support the rapidly growing volumes of wireless and Internet usage carried on our networks, for several years we had been upgrading all of our fibre-based national backbone network with the deployment of 100 gigabit technologies. To satisfy continued traffic growth, in 2018 Bell started the next phase of the national backbone network upgrade with the deployment of 200 gigabit dense wavelength division multiplexing (DWDM) technologies. In April 2021, Bell announced commercial 400 gigabit wavelength service deployed across major spans of Bell’s fibre infrastructure to deliver significantly increased connectivity speed and capacity while optimizing network performance and energy efficiency. 400 gigabit technology increases fibre capacity using less network hardware and more automation to deliver four times the data speed and 50% more capacity per wavelength.

Key traffic routes span more than 25,000 kilometres across Canada and into the United States.

On November 16, 2021, Bell and Nokia announced the first successful test of 25G PON fibre broadband technology in North America, which validates that current GPON and XGS-PON broadband technology and future 25G PON can work seamlessly together on the same fibre hardware, which is being deployed throughout the network. 25G PON delivers significant symmetrical bandwidth capacity that will support new use cases such as premium service and 5G transport.

HIGH-SPEED FIBRE DEPLOYMENT

Our strategic imperative to build the best networks is focused on the expansion of our all-fibre network to more homes and business locations. Over the past few years, we have upgraded our access infrastructure by deploying fibre closer to our customers using FTTN with pair bonding technology, and overlaying legacy copper and FTTN with FTTP. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is the best available network architecture to support future bandwidth-demanding IP services and applications. Our residential fibre-optic Internet service, marketed as Fibe Internet and Virgin Plus Internet, is enabled by our FTTP and FTTN networks, offering total download access speeds of up to 1.5 Gbps with FTTP through our Gigabit Fibe 1.5 service, or download speeds of up to 100 Mbps with FTTN.

In addition to the significant deployments of FTTP direct fibre connections announced in prior years which continued throughout the Greater Toronto Area/905 region surrounding Toronto and on the island of Montréal, we have announced a number of new direct fibre expansions in the past few years, in line with our strategic imperative to build the best networks. In January 2020, we announced an investment of approximately $400 million to expand broadband Internet access in urban and rural areas of Hamilton, including a plan to bring direct fibre network connections to more than 200,000 homes and business locations throughout the city. In March 2020, we announced an investment of approximately $400 million to bring FTTP technology to Winnipeg, with direct fibre connections to approximately 275,000 homes and businesses throughout the city.

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In addition to several direct fibre deployment projects announced in a number of smaller communities over the past few years, on March 22, 2021, Bell announced that it will roll out high-speed Internet service to several unserved areas of Québec in partnership with the governments of Canada and Québec as part of their “Operation High Speed” initiative to connect all Québecers by September 2022. The Bell project will provide 100% fibre Internet connections to approximately 31,000 homes and businesses in nearly 100 Québec communities. In 2021, Bell subsidiary Northwestel Inc. also began offering all-fibre service to customers in Dawson City, Watson Lake and Upper Liard in Yukon as part of a three-year initiative to provide high-speed Internet to 10,000 homes and businesses across Yukon and the Northwest Territories. This follows the rollout of all-fibre connections to Hay River and Inuvik in the Northwest Territories in 2020 and 2021.

Bell further announced multiple projects in the summer and fall of 2021 to bring pure fibre Internet service to additional homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. These projects form part of Bell’s accelerated capital expenditures in national next-generation network infrastructure announced on February 4, 2021 and further enhanced on May 31, 2021.

As at December 31, 2021, approximately 6.2 million homes and businesses across Ontario, Québec, the Atlantic provinces and Manitoba had the capability of receiving up to 1.5 Gigabit Fibe service. In addition, our combined FTTP and FTTN broadband fibre network covered approximately 10 million premises in Ontario, Québec, the Atlantic provinces and Manitoba.

In addition to our Fibe Internet service, we offer Internet under the Virgin Plus brand for customers in Ontario and Québec. This high-speed Internet service offers existing Virgin Plus customers download speeds of up to 100 Mbps and upload speeds of up to 10 Mbps.

Additionally, we continue to deploy our next-generation IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2021, our IPTV services had the capacity to service approximately 9.1 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

WTTP

Following successful WTTP trials in the 3.5 GHz band using 8T8R and MIMO radio technologies, Bell began the buildout of WTTP to rural locations in Ontario and Québec in the second quarter of 2018. Bell’s WTTP footprint enables its Wireless Home Internet broadband service and complements its FTTP network.

In April 2020, as part of its response to the COVID-19 crisis, Bell announced the acceleration of its Wireless Home Internet rollout in rural Canada to approximately 137,000 additional homes by the end of April 2020. In addition, Bell expanded its Wireless Home Internet rollout to rural communities throughout the Atlantic provinces starting in the fall of 2020. In June 2021, Bell launched its Wireless Home Internet service in Manitoba with rollouts to eligible locations in 12 communities.

In 2021, Bell completed the buildout of its Wireless Home Internet service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching its target of 1 million locations one year ahead of schedule. The accelerated rollout of its Wireless Home Internet service forms part of Bell’s accelerated capital expenditures in national next-generation network infrastructure announced on February 4, 2021 and further enhanced on May 31, 2021.

WTTP is 5G-capable fixed wireless technology delivered over Bell’s wireless network using 3500 MHz spectrum to deliver high-speed Internet service to residents in smaller and underserved communities. Already delivering download speeds of up to 25 Mbps, Bell increased its Wireless Home Internet service’s Internet download speeds to up to 50 Mbps and uploads to 10 Mbps (50/10) in the fall of 2020, which enhanced speeds are now available to a majority of customers. Innovation in WTTP complements Bell’s extensive broadband fibre buildout in urban markets, and our deployment of WTTP in rural locations underscores our focus on the full utilization of Bell’s assigned wireless spectrum resources.

DSL

We also offer DSL-based Internet service in areas where Fibe Internet and Wireless Home Internet are not available, with download speeds of up to 5 Mbps.

SATELLITE TV SERVICE

We provide satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its satellite TV service.

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3.7	Employees

The table below shows the number of BCE employees at December 31, 2021 and 2020.

NUMBER OF EMPLOYEES AT DECEMBER 31	2021	2020

Bell Wireless	8,415	8,926

Bell Wireline	35,691	35,559

Bell Media	5,675	6,219

Total (1)	49,781	50,704

(1)

The total number of BCE employees at the end of 2021 was 49,781, down from 50,704 at December 31, 2020 due to natural attrition, retirements and workforce reductions, partly offset by call centre hiring.

Approximately 39% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2021.

The following collective agreements covering 250 or more employees were ratified in 2021 or early 2022:

•	the collective agreement between Unifor and Bell Canada (Craft) covering approximately 2,950 craft employees expired on November 30, 2020. A new collective agreement was ratified on August 13, 2021.

•	the collective agreement between Unifor and Bell Media (CTV Agincourt) covering approximately 465 employees expired on December 31, 2020. A new collective agreement was ratified on July 21, 2021.

•

the collective agreement between International Brotherhood of Electrical Workers (IBEW) and Bell MTS covering approximately 420 craft employees expired on January 31, 2021. A new collective agreement was ratified on March 19, 2021.

•

the collective agreement between International Brotherhood of Electrical Workers (IBEW) and Northwestel Inc. covering approximately 315 craft and clerical employees expired on December 31, 2021. A new collective agreement was ratified on December 10, 2021.

The following collective agreements covering 250 or more employees will expire in 2022:

•	the collective agreement between Unifor and BTS (Ontario, Craft) covering approximately 2,990 craft employees will expire on May 6, 2022. Negotiations are ongoing.

•	the collective agreement between Unifor and BTS (Quebec, Craft) covering approximately 1,815 craft employees will expire on May 6, 2022.

•	the collective agreement between Unifor and Bell Media (CTV Toronto Specialties) covering approximately 575 employees will expire on May 31, 2022.

•	the collective agreement between Unifor and Bell MTS covering approximately 535 clerical employees will expire on December 19, 2022.

The following describes the status of collective agreements covering 250 or more employees that have already expired:

•	the collective agreement between Unifor and Bell Canada (Clerical) covering approximately 4,175 clerical employees expired on November 30, 2021. Negotiations are ongoing.

•	the collective agreement between Unifor and Bell Canada (Atlantic, Craft and Clerical) covering approximately 1,575 craft and clerical employees expired on December 31, 2021. Negotiations are ongoing.

•	the collective agreement between TEAM and Bell MTS covering approximately 600 employees expired on February 19, 2022. Negotiations are ongoing.

3.8	Corporate responsibility

GENERAL

ESG practices form an integral part of BCE’s corporate responsibility approach. Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world around them. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

BCE has implemented a range of ESG policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

These BCE policies include, among others, the following:

•	Code of Business Conduct

•	Data Governance Policy

•	Information Security Policy

•	Privacy Policy

•	Environmental Policy

•	Supplier Code of Conduct

•	Procurement Policy

•	Political Contributions Policy
•	Journalistic Independence Policy

•	Mandatory Reporting of Internet Child Pornography

•	Health & Safety Policy

•	Employee Privacy Policy

•	Mental Health Policy Statement

•	Workplace Violence and Harassment Prevention Policy

•	Community Investment Policy

We report annually on our corporate responsibility performance and our ESG practices in our Corporate Responsibility Report, available at BCE.ca. The report, together with the information and documents available in the Responsibility section of BCE’s website, presents Bell’s corporate responsibility performance. We report on the ESG topics that are of greatest importance to our stakeholders and which could have a relevant impact on our business. These include diversity, equity and inclusion, employees’ wellbeing and mental health in the workplace and the community through our Bell Let’s Talk mental health initiative, climate change, circular economy, and data governance and information security. In our Corporate Responsibility Report, we describe how we manage these topics and we also report on our performance against targets we have set for ourselves. It has been prepared in accordance with the Global Reporting Initiative (GRI) Standards-Core option and adheres to the principles of the United Nations Global Compact (UNGC). It describes actions we have taken to implement these guidelines and principles, and serves as our Communication on Progress (COP), as required for all companies that endorse the UNGC. In addition, we report

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on select Sustainability Accounting Standards Board (SASB) indicators, Sustainable Development Goals (SDGs) and World Economic Forum (WEF) standard indicators. Furthermore, BCE supports and reports based on the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD).

Additional information regarding our corporate governance and risk management practices, as well as our corporate responsibility strategy, including our contribution to community, society, economy, team members and the environment, can be found in section 1.5, Corporate governance and risk management and section 1.6, Environmental, social and governance practices of the BCE 2021 MD&A, on pages 45 to 50 of the BCE 2021 Annual Report.

ENVIRONMENT

Environmental protection is core to our corporate responsibility approach. Our Environmental Policy, which is reviewed annually, contains principles that support our goals, ranging from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize use of resources and waste. We have instructed subsidiaries subject to this policy to support these principles, and have established an executive-level committee to oversee the implementation of the policy.

We monitor our operations to seek to ensure that we comply with environmental requirements and standards, and take action seeking to prevent and correct problems when needed. We have an environmental management system in place that:

•	seeks to provide early warning of potential problems

•	identifies management accountability

•	enables systematic environmental risks and opportunities management, including cost savings

•	establishes a course of action

•	seeks to ensure ongoing improvement through regular monitoring and reporting

Since 2009, Bell Canada maintains an environmental management system certified to the ISO 14001 standard. This certification covers Bell Canada’s oversight of the environmental management system associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions. In addition, in 2020, our energy management system was certified to be ISO 50001-compliant, making us the first North American communications company to be so designated. This certification covers the corporate level administrative management activities related to Bell Canada’s energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

One of our key tools is our Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting our objectives.

For the year ended December 31, 2021, we spent $13.7 million as expenses and $14.9 million as capital expenditures for environmental activities. For 2022, we have budgeted $15.3 million of expenses and $17.5 million of capital expenditures to seek to ensure that our Environmental Policy is applied properly and that our environmental risks are minimized.

Additional information regarding our environmental protection activities can be found in section 1.6, Environmental, social and governance practices of the BCE 2021 MD&A, on pages 45 to 50 of the BCE 2021 Annual Report.

SUMMARY OF TCFD DISCLOSURES ON CLIMATE-RELATED RISKS

AND OPPORTUNITIES

ALIGNMENT WITH RECOMMENDATIONS OF THE TCFD

BCE recognizes that maintaining transparency regarding the climate-related risks and opportunities affecting its business and disclosing its performance and initiatives on climate-related matters is critical to our stakeholders, and enables our investors to better understand the impacts of climate change on our business. As a result, we report annually on our support for the recommendations from the TCFD in our TCFD Report on Climate-Related Risks and Opportunities, available at BCE.ca. This summary illustrates our alignment with the eleven TCFD recommendations.

GOVERNANCE

The BCE Board has established clear oversight of the assessment and management of climate-related risks and opportunities, with primary accountability at the committee level. In particular:

•	Risk and Pension Fund Committee (RPFC): Environmental risks and business continuity risks, including those related to climate change, and trends are under the RPFC’s risk oversight responsibilities

•	Corporate Governance Committee (CGC): Oversight of our ESG strategy and annual review of our disclosure, including regarding climate change

•

Management Resources and Compensation Committee (MRCC): Oversight of human resources issues, including respectful workplace practices, health and safety, and tracks corporate performance against our ESG targets

While the BCE Board is responsible for BCE’s risk oversight program, management has established a governance framework through the Health, Safety, Security, Environment and Compliance Oversight Committee (HSSEC), to which the Energy Board and the Corporate Responsibility (CR) Board report, supporting the BCE Board mandate to oversee health and safety, security, environmental and compliance risks, and to ensure they are addressed through efficient programs implemented within the various business units.

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The following internal working groups have further been created to foster innovation, develop action plans and monitor progress: Carbon Reduction Task Force, Carbon Innovation Working Group and Climate Resiliency Task Force. Furthermore, all Executive Vice-Presidents (EVPs) have 30% of their variable pay tied to personal objectives that cover a variety of ESG topics, including for some EVPs key performance metrics related to GHG emissions reduction.

STRATEGY

We have identified the following main climate-related risks and opportunities that could impact BCE. Although the TCFD recommends disclosure on this matter only where such information is material, we voluntarily report without limiting our disclosure to what is material to BCE.

CLIMATE-RELATED RISKS

We categorize climate-related risks into transition and physical risks. Transition risks are risks associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term shifts (chronic) in climate patterns.

CLIMATE-RELATED RISKS

TRANSITION	PHYSICAL

• Carbon pricing regulations, which could increase operational costs due to rising price of energy

•  Acute risks through the increased severity and frequency of extreme weather events (e.g., flooding, ice storms, wildfires and extreme temperatures), which could increase operating costs, impair assets and impact insurance requirements

• End-of-life treatment of our technologies, which could increase operational costs due to increase in e-waste treatment programs and management systems

• Market shifting supply and demand for energy, which could increase operational costs due to rising price of energy	• Chronic risks linked to rising mean temperatures, which could impact operating costs and increase capital investments required in new resilient technology and construction

•  Reputation risks through public perception on accountability and managing climate-related issues, and climate-related disclosures and ESG rankings, which could impact demand for our products and services and cost of capital.

CLIMATE-RELATED OPPORTUNITIES

The effects of climate change can also create opportunities for BCE, including in the following areas:

CLIMATE-RELATED OPPORTUNITIES

REPUTATION	PRODUCTS & SERVICES

•  Enhanced public perception on accountability and managing climate-related issues, which could increase demand for our products and services

•  Climate-related disclosures and ESG rankings, as improved disclosures and rankings could lead to decrease in cost of capital

• Development and increased growth of our digital products and services, which could help customers to reduce their carbon footprint and adapt to climate change by improving business resiliency

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CLIMATE SCENARIO ANALYSIS

In 2020, we initiated our first climate scenario analysis exercise in order to identify the potential financial impacts from relevant climate-related risks and opportunities to ultimately enhance our resilience to climate-related risks and influence our strategic planning. In 2021, we updated the climate-related scenario analysis to reflect the latest Intergovernmental Panel on Climate Change (IPCC) conclusions. The qualitative and quantitative climate scenario analysis studied a number of future emissions pathways scenarios. The analysis took into consideration low and high temperature warming scenarios for both physical and transition risks over a short (5-year), medium (10-year), and long (20-year) term time horizon. A total of six distinct scenarios were selected and used in our analysis.

Our scenario analysis included the following climate-related risks, which we identified as having a potential financial impact on our business:

•	Physical risks: Flooding, wildfires, ice storms and temperature

•	Transition risks: Regulation and reputation

The results of the scenario analysis were provided to the HSSEC Committee, as well as the CGC and the RPFC, to review the potential financial impacts from climate change and enable them to incorporate climate-related risks and opportunities into future decision-making and strategic planning.

RISK MANAGEMENT

BCE’s processes for identifying, assessing and managing climate-related risks are integrated into our multidisciplinary company-wide risk identification, assessment and management processes.

Board and Commitee Oversight
Risk & Pension Fund Committee
Corporate Governance Committee
Audit Committee
Management governance and oversight activities which primarily comprise the Health, Safety, Security, Environment and Compliance Oversight Committee, the Energy Board and the Corporate Responsibility Board
Operational Business Units
1st line functions
Management within the operational business segments (Bell Wireless, Bell Wireline and Bell Media), who are expected to understand their operations in great detail, including environmental impacts and considerations
Corporate
2nd line support functions
Corporate Security & Responsibility, which CR&E group is part of, is responsible for all aspects of BCE's environmental and climate change program, which requires a deep understanding of the business, the risk environment and the external stakeholder environment
RAS supports Bell/Business Units around risk management activities and promoting a risk-aware culture
Internal Audit
3rd line assurance functions
Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function
External audits are also part of best practices at Bell

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Identification and assessment of climate-related risks: The Corporate Responsibility and Environment (CR&E) team monitors industry trends and publications, consults with subject matter experts and works collaboratively with BCE’s Risk Advisory Services (RAS) team to ensure that risks are appropriately documented and profiled within the organization. Identified risks are assessed based on the potential nature, scale and scope of impact if the risk were to occur, and the likelihood of occurrence, considering a combination of the level of threat posed to the organization by the risk and the organization’s vulnerability to a related risk event.

Reporting of climate-related risks: Risk exposures for climate-related risks are communicated by the CR&E team internally as part of standard management practices with regular oversight review at HSSEC Committee meetings and quarterly at the RPFC. Reporting on climate-related risk exposures is determined based on the magnitude of potential exposure to support the appropriate focus of effort and engagement at different levels of management up to the BCE Board level. The RPFC has primary oversight responsibility for BCE’s enterprise risk governance framework, including oversight of the risk management report presented annually to the BCE Board, which covers BCE’s most prominent risks.

Assessment of climate-related opportunities: We seek to prioritize initiatives with the highest potential for carbon reduction either for the company or for our customers. Opportunities are assessed based on a cost-benefit approach by the Energy Board and findings are reported to the HSSEC Committee, the RFPC and the Corporate Governance Committee, and evaluated for potential benefit to Bell.

METRICS AND TARGETS

BCE assesses climate-related risks and opportunities in line with its strategy and risk management processes. Although the TCFD recommends disclosure on key metrics and targets only where such information is material, we voluntarily report without limiting our disclosure to what is material to BCE. Our key metrics used to monitor our performance are:

•

Opportunity metrics: Our products and services used by our external customers and within our own operations help fight climate change and adapt to its impacts. To understand our net impact on the planet’s carbon load, we have developed a methodology that quantifies the carbon reduction capacity of our products and services. Our analysis concluded that Bell technologies have enabled carbon abatement, both for our external customers and within our own operations, of more than 1,375 kilotonnes of CO2 equivalent (CO2 e) in 2020. This is equal to 4.5 times our operational carbon footprint (1).

Our vision for the future is to continually increase Bell technologies’ carbon abatement ratio (2) by developing and providing carbon-reducing products and services. Therefore, we set a new target in order to further help our external customers and our own operations reduce carbon footprints by using our technologies: increase carbon savings enabled by the use of Bell’s technology.

•

Risk metrics: The Climate Resiliency Task Force has the mandate to identify new risk metrics that will allow us to monitor our performance on managing our climate-related risks, for each business unit that is directly impacted by climate change.

•

Emissions targets and performance: We seek to reduce our GHG emissions, both within our operations as well as up and down the value chain, in order to manage performance against our climate-related goals and to monitor current and future climate-related risks. We set GHG emissions reduction targets to signal the importance of doing our part for climate change, ignite innovation in projects that may reduce emissions and drive results to progress in the right direction.

While we continue developing and implementing action plans to achieve our ambitious GHG targets for 2025 and beyond, we set an interim GHG intensity target to reduce the ratio of our operational GHG emissions (3) (tonnes of CO2 e) to our network usage (petabytes) (4) by 40% of our 2019 level by the end of 2021 (5). We surpassed this target by 15%, with our GHG emissions per network usage showing a 55% improvement since 2019 (6).

We target to be carbon neutral for our operational GHG emissions beginning in 2025. We have set the following SBTs that are consistent with limiting temperature rise to 1.5°C (7):

•	Reduce our absolute scope 1 and scope 2 GHG emissions 57% by 2030 from a 2020 base year

•	Reach 64% of our suppliers by spend covering purchased goods and services having SBTs by 2026

•	Reduce our absolute scope 3 GHG emissions from categories other than purchased goods and services (8) 42% by 2030 from a 2020 base year

We report our performance against these targets in our Corporate Responsibility Report, available at BCE.ca.

(1)

Taking into account the products and services for which Bell has developed the technology and plays a fundamental role in its delivery to clients, as well as the products and services for which Bell has not developed the technology but enables it by providing the network.

(2)	Our carbon abatement ratio is defined as the number of times by which GHG emissions abated through the use of Bell technologies exceed GHG emitted by Bell’s operations.

(3)

Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 emissions are direct GHG emissions from sources that are owned or controlled by Bell. Scope 2 emissions are indirect GHG emissions associated with the generation of electricity, heating/cooling or steam purchased for Bell’s own consumption.

(4)

Network usage includes residential and wholesale Internet, business Internet dedicated (BID), VPN, IPTV, Inter-Network Exchange (INX), prepaid and postpaid wireless services, Wireless Home Internet, Voice-over-LTE traffic, IoT and enterprise usage, both in Canada and on international roaming partners’ networks.

(5)

For 2019, performance is based on energy consumption and network usage data from October 1 of the previous year to September 30 of the reporting year. Starting in 2020, performance is based on energy consumption and network usage data from July 1 of the previous year to June 30 of the reporting year.

(6)

Network usage includes residential and wholesale Internet, business Internet dedicated (BID), VPN, IPTV, Inter-Network Exchange (INX), prepaid and postpaid wireless services, Wireless Home Internet, Voice-over-LTE traffic, IoT and enterprise usage, both in Canada and on international roaming partners’ networks. As the methodology for gathering network usage differs from one carrier to the next, and because a company’s business model directly impacts the amount of GHG it emits and how those GHG emissions are calculated and classified, the ratio itself cannot be used to directly compare carrier performance. This metric excludes our Bell MTS division. For 2019, performance is based on energy consumption and network usage data from October 1 of the previous year to September 30 of the reporting year. Starting in 2020, performance is based on energy consumption and network usage data from July 1 of the previous year to June 30 of the reporting year. PwC provided limited assurance over the 2021 value and year-over-year change of this indicator.

(7)

Pending approval by the SBTi. Our SBTs may need to be adjusted in the future because the SBTi requires that targets be recalculated (following the most recent applicable SBTi criteria and recommendations) at a minimum every five years, or more often if significant changes occur (e.g., business acquisitions/divestitures).

(8)

Scope 3 categories covered by this target include GHG emissions from capital goods, fuel- and energy-related activities, upstream transportation and distribution, waste generated in operations, business travel, employee commuting, downstream transportation and distribution, use of sold products, end-of-life treatment of sold products, franchises and investments.

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3.9	Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2021 MD&A, on pages 57 to 61, 74 and 75, 79 and 80, 82, 84 and 85, and 87 of the BCE 2021 Annual Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.10	Regulatory environment

A discussion of certain legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2021 MD&A, on pages 103 to 106 of the BCE 2021 Annual Report.

More information about the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

3.11	Intangible properties

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trademarks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various other copyright materials, trademarks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trademark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trademark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trademarks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

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4 General development of our business – three-year history

4	General development of our business –
three-year history

In line with our strategic imperatives, during the last three completed financial years we have entered into transactions and implemented various business strategies and corporate initiatives that have influenced the general development of our business. During this period, our regulatory environment has also influenced the general development of our business. The principal transactions, regulatory developments, business strategies and corporate initiatives that have influenced the general development of our business during the last three completed financial years are discussed below.

4.1	Transactions

KEY COMPLETED TRANSACTIONS

On February 24, 2022, Bell announced its acquisition of EBOX, an independent Internet, telephone and television service provider based in Longueuil, Québec. Bell will maintain the EBOX brand and operations, and EBOX will continue providing telecommunications options for consumers and businesses in Québec and parts of Ontario. As part of its commitment to provide Québec residents with fast and reliable telecommunications services now and in the future, Bell invests heavily in network infrastructure and expansion throughout urban and rural Québec. Under Bell, EBOX will benefit from the resources, scale and access to the technology needed to support the growth of the business and continue delivering improvements to the great services at competitive prices that have earned EBOX loyal customers over the past 25 years. The acquisition is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired business will be included in our Bell Wireline segment.

On June 1, 2020, BCE announced that it had entered into a definitive agreement to sell 25 data centres at 13 sites, representing substantially all of its data centre operations, to global interconnection and data centre company Equinix, Inc. (Equinix) in an all-cash transaction valued at $1.04 billion. In the fourth quarter of 2020, we completed the sale for proceeds of $933 million, net of debt and other items. The transaction reinforces Bell’s strategy to focus investment on network infrastructure, content and service innovation. As part of the transaction, Bell Business Markets became the first Equinix Platinum Partner in Canada.

In addition, we have concluded a number of smaller transactions, including acquisitions, partnerships and investments, from 2019 to 2021 to support our strategic imperatives and our purpose to advance how Canadians connect with each other and the world.

ACQUISITION OF 3500 MHZ WIRELESS SPECTRUM

In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction by ISED. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Bell acquired 271 licences for 678 million MHz per Population (MHz-Pop) of 3500 MHz spectrum – critical to enabling the full potential of 5G – for $2.07 billion. This acquisition increased Bell’s total 3500 MHz spectrum holdings to 1,690 million MHz-Pop, or 37% of this high-value spectrum available to national wireless carriers, acquired at an average cost of $1.25 per MHz-Pop.

NORMAL COURSE ISSUER BID FOR BCE FIRST

PREFERRED SHARES

On November 5, 2020, BCE announced a normal course issuer bid (2020 NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares (Preferred Shares) that are listed on the Toronto Stock Exchange (TSX). The 2020 NCIB extended from November 9, 2020 to November 8, 2021, and BCE repurchased and cancelled an aggregate of 41,400 Preferred Shares under the 2020 NCIB. On November 4, 2021, BCE announced the renewal of its normal course issuer bid (2021 NCIB), which will extend from November 9, 2021 to November 8, 2022, or an earlier date should BCE complete its purchases under the 2021 NCIB. BCE initiated the 2021 NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

The actual number of Preferred Shares to be repurchased under the 2021 NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the TSX. The 2021 NCIB may be conducted through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities. At December 31, 2021, BCE had repurchased no Preferred Shares under the 2021 NCIB.

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4 General development of our business – three-year history

4.2	Corporate developments

Refer to the sections of the BCE 2019 MD&A and BCE 2020 MD&A, contained in the BCE 2019 Annual Report and BCE 2020 Annual Report, respectively, indicated in the adjacent table for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial years ended December 31, 2019 and December 31, 2020 that have influenced the general development of our business in 2019 and 2020. Refer to the sections of the BCE 2021 MD&A, contained in the BCE 2021 Annual Report, indicated in the adjacent table for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial year ended December 31, 2021 that have influenced the general development of our business in 2021, and the priorities we intend to focus on in 2022.

MD&A	SECTION REFERENCES

BCE 2019 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2019 progress for each strategic imperative

BCE 2020 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2020 progress for each strategic imperative

BCE 2021 MD&A	Section 1.3,	Key corporate developments

	Section 1.4,	Capital markets strategy

	Section 2,	Strategic imperatives – 2021 progress for each strategic imperative

	Section 2,	Strategic imperatives – 2022 focus for each strategic imperative

4.3	Regulatory environment

During the past three financial years, the general development of our business has been affected, and will continue to be affected, by decisions made by the Government of Canada and its relevant departments and agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those mentioned above continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements and control of copyright piracy. Refer to section 8, Regulatory environment of the BCE 2019 MD&A, BCE 2020 MD&A and BCE 2021 MD&A contained in the BCE 2019 Annual Report, BCE 2020 Annual Report and BCE 2021 Annual Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced, in the financial years ended December 31, 2019, 2020 and 2021, and may in the future influence, the general development of our business.

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5 Our capital structure

5	Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the TSX and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1	BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 3, 2022, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 30, Share capital of the BCE 2021 consolidated financial statements, on pages 170 and 171 of the BCE 2021 Annual Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares

•	at least 80% of the members of the carrier company’s board of directors are Canadian

•	the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 2⁄3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2⁄3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2⁄3% of its voting shares, and

•	it is not controlled by non-Canadians

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians

•	refuse to register a transfer of voting shares to a non-Canadian, and

•	force a non-Canadian to sell his or her voting shares

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1⁄3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1⁄3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, TSX Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the United States. We also provide periodic reports to the CRTC.

As of March 3, 2022, BCE had no debt securities outstanding.

Subsequent to year end, on February 24, 2022, BCE announced its intention to redeem all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) on March 31, 2022, at a redemption price of $25.00 per Series AO Preferred Share, for a total amount of $115 million.

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5 Our capital structure

5.2	Bell Canada debt securities

BELL CANADA LONG-TERM DEBT SECURITIES

As at December 31, 2021, Bell Canada had issued or assumed long-term debt securities as summarized in the table below.

DEBT SECURITIES	WEIGHTED AVERAGE INTEREST RATE	MATURITY	AT DECEMBER 31, 2021 (IN $ MILLIONS)

1997 trust indenture	3.67%	2023-2051	16,750

1976 trust indenture	9.38%	2027-2054	975

1996 trust indenture (subordinated)	8.21%	2026-2031	275

2016 U.S. trust indenture (1)	3.26%	2024-2052	5,188

2011 trust indenture (2)	4.00%	2024	225

Total			23,423

(1)

As at December 31, 2021, Bell Canada had issued notes under the 2016 U.S. trust indenture for an aggregate amount of $4.1 billion in U.S. dollars, which have been hedged for foreign currency fluctuations through cross currency interest rate swaps.

(2)	As part of the acquisition of Manitoba Telecom Services Inc. (MTS), on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2011 trust indenture.

The Bell Canada long-term debt securities are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada long-term debt securities can be found in Note 25, Long-term debt of the BCE 2021 consolidated financial statements on pages 161 and 162 of the BCE 2021 Annual Report.

On April 19, 2021, Bell Canada redeemed, prior to maturity, all of its outstanding $1.7 billion principal amount of 3.00% Debentures, Series M-40, due October 3, 2022, at a price equal to $1,030.544 per $1,000 of principal amount of debentures plus $1.315 for accrued and unpaid interest (the M-40 Redemption).

Under its shelf prospectus dated November 16, 2020 (2020 Shelf Prospectus), Bell Canada could issue, over a 25-month period, up to $6 billion of unsecured debt securities. In addition, under its prospectus supplement dated March 12, 2021 (2021 Prospectus Supplement), Bell Canada could issue, over the same period, up to $6 billion of unsecured Medium Term Notes (MTN) Debentures.

•

On March 17, 2021, Bell Canada issued, under the 2020 Shelf Prospectus and 2021 Prospectus Supplement, $1.55 billion aggregate principal amount of MTN Debentures in two series. The $1 billion 3.00% MTN Debentures, Series M-54, were issued at a price of $99.914 per $100 principal amount, to mature on March 17, 2031. The $550 million 4.05% MTN Debentures, Series M-55, were issued at a price of $99.690 per $100 principal amount, to mature on March 17, 2051. Also on March 17, 2021, Bell Canada issued, under the 2020 Shelf Prospectus and a prospectus supplement dated March 12, 2021, US$1.1 billion (C$1.37 billion) aggregate principal amount of notes in two series. The US$600 million (C$747 million) 0.750% Series US-3 Notes were issued at a price of US$99.953 per US$100 principal amount, to mature on March 17, 2024. The US$500 million (C$623 million) 3.650% Series US-4 Notes were issued at a price of US$99.728 per US$100 principal amount, to mature on March 17, 2051. The net proceeds of the offerings were used to fund the M-40 Redemption and to repay short-term debt.

•

On May 28, 2021, Bell Canada issued, under the 2020 Shelf Prospectus and 2021 Prospectus Supplement, $500 million of 2.20% MTN Debentures, Series M-56, at a price of $99.877 per $100 principal amount, to mature on May 29, 2028. This offering constituted

Bell Canada’s first sustainability bond offering pursuant to BCE’s Sustainable Financing Framework announced on April 29, 2021. Under the Framework, Bell Canada will provide ongoing reporting and transparency to investors and other stakeholders, including annual updates on allocation and impact metrics until an amount equal to the net proceeds of a sustainable financing are fully allocated to eligible green and/or social projects. Bell Canada allocated an amount equal to the proceeds from this offering to finance or re-finance, in whole or in part, eligible investments set out in the “energy efficiency” green category and the “affordable basic infrastructure” social category of the Framework.

•

On August 12, 2021, Bell Canada issued, under the 2020 Shelf Prospectus and a prospectus supplement dated August 9, 2021, US$1.25 billion (C$1.573 billion) aggregate principal amount of notes in two series. The US$600 million (C$755 million) 2.150% Series US-5 Notes were issued at a price of US$99.561 per US$100 principal amount, to mature on February 15, 2032. The US$650 million (C$818 million) 3.200% Series US-6 Notes were issued at a price of US$99.961 per US$100 principal amount, to mature on February 15, 2052. A portion of the net proceeds of the offerings was applied towards the $2.07 billion cost of 3500 megahertz spectrum licences Bell secured pursuant to the ISED spectrum auction completed in July 2021 and the balance was used for the repayment of short-term debt and general corporate purposes.

•

On February 11, 2022, Bell Canada issued, under the 2020 Shelf Prospectus and a prospectus supplement dated February 8, 2022, US$750 million (C$954 million) principal amount of 3.65% Series US-7 Notes, at a price of US$99.144 per US$100 principal amount, to mature on August 15, 2052. The net proceeds of the offering are intended to be used towards the cost of funding the redemption, prior to maturity, of all of Bell Canada’s outstanding C$1 billion principal amount of 3.35% Series M-26 MTN debentures, due March 22, 2023. On February 14, 2022, Bell Canada announced the redemption of the Series M-26 MTN debentures, to be redeemed on March 16, 2022 at a price equal to $1,017.396 per $1,000 of principal amount of debentures plus $16.062 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

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5 Our capital structure

As at March 3, 2022, Bell Canada had issued almost $6 billion principal amount of debt securities under its 2020 Shelf Prospectus.

Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities, as defined in the terms and conditions of the relevant series of debt securities or in the relevant trust indenture, as applicable (the Repurchase upon Change of Control Triggering Event). In addition, MTS’ 2011 trust indenture assumed by Bell Canada imposes covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

On November 12, 2021, Bell Canada successfully completed the proxy solicitation announced on October 7, 2021 with respect to proposed amendments to its 1976 trust indenture (1976 Indenture) under which five series of debentures are currently outstanding. The amendments were implemented shortly thereafter and were designed to: (a) align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt, including the deletion of certain of the covenants of the 1976 Indenture that required Bell Canada to meet certain financial ratio tests when issuing long-term debt; (b) conform certain terms of the 1976 Indenture more closely to Bell Canada’s more recent Canadian 1997 trust indenture and 2016 U.S. trust indenture; (c) include a requirement for Bell Canada to make an offer to repurchase all or, at the option of the holder thereof, any part of the debentures outstanding under the 1976 Indenture pursuant to a Repurchase upon Change of Control Triggering Event; (d) reduce administrative and governance processes; and (e) provide Bell Canada with more flexibility with respect to raising capital to finance its business and operations, including enabling us to maintain Bell Canada as the sole public debt issuer in BCE’s corporate structure.

BELL CANADA COMMERCIAL PAPER

Bell Canada may issue short-term notes (CP Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such aggregate principal amount of CP Notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as of March 3, 2022. The sale of CP Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $3.0 billion maximum principal amount of CP Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 3, 2022, Bell Canada had CP Notes outstanding under its U.S. program in the principal amount of US$994 million (C$1,266 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no CP Notes were outstanding under Bell Canada’s Canadian program.

5.3	Credit ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on our assigned credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings below investment grade. Credit ratings are subject to change based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors that are not completely within our control. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 3, 2022, BCE’s preferred shares are rated by DBRS Limited (DBRS) and S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 3, 2022, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares, as well as to Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s for services provided relating to ratings assigned in connection with Bell Canada’s securitized trade receivable programs.

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5 Our capital structure

RATINGS FOR BCE AND BELL CANADA SECURITIES

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10

	Moody’s	P-2	2 out of 4

	S&P	A-1 (Low) (Canadian scale)	3 out of 8

		A-2 (Global scale)	3 out of 7

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada unsubordinated long-term debt securities	DBRS	BBB (high)	8 out of 26

	Moody’s	Baa1	8 out of 21

	S&P	BBB+	8 out of 22

Bell Canada subordinated long-term debt securities	DBRS	BBB (low)	10 out of 26

	Moody’s	Baa2	9 out of 21

	S&P	BBB	9 out of 22

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK

BCE preferred shares	DBRS	Pfd-3	8 out of 16

	S&P	P-2 (Low) (Canadian scale)	6 out of 18

		BBB- (Global scale)	8 out of 20

As of March 3, 2022, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments and is based upon public statements from the respective rating agencies as of March 3, 2022.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

An S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program or other short-term financial instrument, relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments and is based upon public statements from the respective rating agencies as of March 3, 2022.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

S&P’s long-term debt credit rating scale provides a forward-looking opinion of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

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5 Our capital structure

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares and is based upon public statements from the respective rating agencies as of March 3, 2022.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale reflects an opinion of the risk that an issuer will not fulfill its obligations with respect to both dividends and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity.

S&P’s Canadian preferred share rating is a forward-looking opinion about the creditworthiness of an obligor in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies. The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED

DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality

capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events

	Long-term debt	BBB (high)	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Long-term subordinated debt	BBB (low)	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Preferred shares	Pfd-3	adequate credit quality

protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings correspond with companies with a BBB category or higher reference point

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations

	Long-term debt	Baa	subject to moderate credit risk

considered medium-grade and may have certain speculative characteristics

S&P	Short-term debt	A-1 (Low) (Canadian scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation

		A-2 (Global scale)	somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations rated higher

	Long-term debt	BBB	adequate protection parameters

adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

	Preferred shares	P-2 (Low) (Canadian scale)	adequate protection parameters

		BBB- (Global scale)	adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

BCE INC. 2021 ANNUAL INFORMATION FORM  |  27

5 Our capital structure

5.4	Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2021 for BCE’s common shares and each series of BCE’s first preferred shares.

		FIRST PREFERRED SHARES

	COMMON SHARES (BCE)	SERIES R (BCE.PR.R)	SERIES S (BCE.PR.S)	SERIES T (BCE.PR.T)	SERIES Y (BCE.PR.Y)	SERIES Z (BCE.PR.Z)	SERIES AA (BCE.PR.A)	SERIES AB (BCE.PR.B)	SERIES AC (BCE.PR.C)	SERIES AD (BCE.PR.D)	SERIES AE (BCE.PR.E)

January 2021
High	$56.100	$15.000	$14.600	$14.620	$14.700	$15.500	$15.400	$14.610	$16.850	$14.640	$14.660
Low	$54.180	$14.710	$13.910	$14.020	$14.020	$14.600	$14.610	$13.970	$15.750	$14.000	$13.960
Volume	49,649,784	205,104	89,235	12,456	253,722	63,245	157,038	256,945	559,051	245,486	48,410

February 2021
High	$56.160	$15.710	$15.500	$15.830	$15.650	$15.980	$16.000	$15.450	$17.900	$15.610	$15.580
Low	$54.200	$14.720	$14.500	$14.550	$14.800	$15.210	$15.010	$14.640	$16.500	$14.520	$14.730
Volume	70,214,621	133,096	86,660	20,550	128,559	75,236	339,186	292,767	141,237	299,300	103,110

March 2021
High	$58.440	$17.630	$16.400	$17.050	$16.620	$17.200	$17.400	$16.410	$18.750	$16.500	$16.510
Low	$54.630	$15.520	$15.500	$15.480	$15.510	$15.790	$15.550	$15.400	$17.560	$15.500	$15.370
Volume	151,120,204	223,283	48,294	61,748	75,360	42,248	339,789	234,021	196,016	262,847	211,843

April 2021
High	$58.800	$17.280	$17.060	$17.280	$17.230	$17.550	$17.550	$17.230	$18.910	$17.240	$16.990
Low	$56.610	$16.600	$15.950	$16.250	$16.200	$16.630	$16.450	$16.200	$18.300	$16.150	$16.170
Volume	48,341,703	209,299	91,656	58,811	74,523	34,546	133,512	179,119	244,351	249,851	54,150

May 2021
High	$60.440	$17.990	$18.120	$18.140	$18.160	$18.470	$18.490	$18.160	$19.290	$18.250	$18.140
Low	$58.100	$17.200	$17.300	$17.430	$17.200	$17.500	$17.400	$17.270	$18.640	$17.150	$17.000
Volume	63,883,803	318,156	158,072	20,657	295,010	48,324	156,569	596,608	121,316	322,928	325,995

June 2021
High	$61.780	$18.570	$18.290	$18.510	$18.480	$18.900	$18.840	$18.390	$19.710	$18.360	$18.340
Low	$60.050	$18.000	$18.080	$18.100	$18.060	$18.170	$18.180	$18.060	$19.270	$18.040	$18.080
Volume	118,802,757	277,083	81,175	12,152	293,464	31,833	167,503	375,957	91,957	449,014	289,381

July 2021
High	$62.700	$19.090	$18.350	$18.500	$18.270	$18.820	$18.820	$18.300	$20.050	$18.370	$18.770
Low	$61.040	$18.250	$18.060	$17.960	$18.030	$18.410	$18.320	$18.000	$19.560	$18.010	$18.010
Volume	45,337,273	352,301	126,528	39,975	137,234	12,730	76,585	168,996	198,290	180,905	429,158

August 2021
High	$66.540	$18.680	$18.250	$18.250	$18.180	$18.750	$18.590	$18.190	$19.980	$18.190	$18.190
Low	$62.370	$18.160	$18.010	$18.050	$17.950	$18.420	$18.270	$17.940	$19.540	$17.810	$17.760
Volume	47,224,022	125,117	51,473	48,070	40,250	15,688	88,588	105,678	63,311	189,913	272,984

September 2021
High	$67.080	$18.500	$19.250	$19.390	$18.700	$18.760	$19.190	$18.600	$20.160	$18.710	$18.590
Low	$63.150	$18.180	$17.970	$18.150	$17.920	$18.310	$18.120	$17.870	$19.600	$17.990	$17.770
Volume	97,532,021	77,964	295,781	147,970	98,346	24,732	137,413	83,493	53,761	135,686	55,191

October 2021
High	$64.170	$20.410	$22.020	$24.190	$20.650	$21.080	$21.095	$20.890	$21.480	$20.710	$20.600
Low	$62.710	$18.500	$19.160	$19.400	$18.690	$19.250	$19.020	$18.760	$19.870	$18.790	$18.690
Volume	36,754,862	145,403	99,312	877,679	112,511	106,825	193,859	153,732	218,514	219,202	64,088

November 2021
High	$65.430	$20.510	$21.600	$24.450	$21.230	$21.630	$21.790	$20.990	$22.890	$20.980	$20.880
Low	$63.050	$20.000	$20.550	$23.800	$20.300	$20.930	$20.750	$20.390	$21.480	$20.120	$20.150
Volume	49,043,069	242,748	18,300	465,763	108,361	38,173	327,783	197,794	390,842	264,857	140,796

December 2021
High	$66.410	$20.200	$20.550	$24.440	$21.280	$21.000	$20.900	$20.670	$22.120	$20.570	$20.500
Low	$64.120	$19.110	$19.270	$23.550	$19.870	$20.060	$19.970	$19.850	$20.370	$19.800	$19.740
Volume	98,544,412	79,850	11,811	599,148	106,691	23,416	300,501	90,969	120,556	132,061	98,677

28  |  BCE INC. 2021 ANNUAL INFORMATION FORM

5 Our capital structure

		FIRST PREFERRED SHARES

	SERIES AF (BCE.PR.F)	SERIES AG (BCE.PR.G)	SERIES AH (BCE.PR.H)	SERIES AI (BCE.PR.I)	SERIES AJ (BCE.PR.J)	SERIES AK (BCE.PR.K)	SERIES AL (BCE.PR.L)	SERIES AM (BCE.PR.M)	SERIES AN (BCE.PR.N)	SERIES AO (BCE.PR.O)	SERIES AQ (BCE.PR.Q)

January 2021
High	$16.100	$14.690	$14.550	$14.640	$14.510	$14.030	$13.350	$14.650	$14.300	$21.750	$20.520
Low	$15.330	$13.950	$14.000	$14.020	$13.990	$13.130	$11.960	$13.800	$13.400	$19.600	$18.450
Volume	107,272	14,615	266,534	17,651	285,612	1,538,456	21,640	655,289	114,533	79,127	354,473

February 2021
High	$16.910	$15.500	$15.750	$15.520	$15.500	$15.890	$15.030	$16.340	$16.170	$23.270	$21.390
Low	$16.170	$14.460	$14.640	$14.540	$14.720	$13.930	$13.270	$14.580	$14.560	$21.500	$20.220
Volume	149,404	41,068	209,458	142,988	258,561	944,570	36,325	476,799	68,510	148,279	274,152

March 2021
High	$18.440	$16.660	$16.500	$16.440	$16.400	$16.340	$15.840	$16.900	$16.650	$23.400	$21.830
Low	$16.410	$15.520	$15.550	$15.280	$15.500	$15.670	$15.200	$15.940	$15.500	$22.310	$20.900
Volume	250,753	154,422	275,358	78,633	104,825	801,870	6,409	338,045	159,050	249,613	296,662

April 2021
High	$18.880	$17.710	$17.460	$17.680	$17.270	$16.550	$16.030	$17.270	$16.250	$24.370	$23.300
Low	$17.850	$16.230	$16.260	$16.110	$16.040	$15.890	$15.450	$16.340	$15.510	$23.220	$21.600
Volume	289,108	233,382	312,309	69,520	159,054	736,716	35,158	236,000	15,742	206,757	97,749

May 2021
High	$19.700	$18.250	$18.200	$18.250	$18.280	$17.740	$17.210	$18.330	$17.750	$25.010	$23.950
Low	$18.690	$17.550	$17.350	$17.340	$17.290	$16.440	$16.000	$17.240	$16.400	$24.010	$23.200
Volume	130,189	129,999	50,585	48,309	216,107	723,922	23,283	127,325	18,000	89,049	187,701

June 2021
High	$20.040	$18.950	$18.460	$18.500	$18.430	$18.200	$17.680	$18.640	$17.970	$25.150	$24.430
Low	$19.420	$18.140	$18.150	$18.160	$18.160	$17.600	$17.000	$18.070	$17.430	$24.470	$23.500
Volume	136,926	149,364	56,483	36,967	170,700	795,509	46,125	299,015	15,355	204,926	94,894

July 2021
High	$19.880	$19.650	$18.360	$18.990	$18.740	$18.000	$17.500	$18.500	$17.610	$25.320	$23.990
Low	$19.010	$18.530	$17.870	$18.080	$18.000	$17.090	$16.760	$18.050	$17.260	$24.880	$23.550
Volume	155,255	534,832	175,800	130,870	175,596	787,186	6,770	139,461	10,050	64,339	70,068

August 2021
High	$19.930	$19.200	$18.180	$18.950	$18.170	$18.000	$17.340	$18.970	$17.500	$25.440	$24.500
Low	$19.350	$18.570	$17.970	$18.590	$17.800	$16.940	$16.600	$18.240	$17.000	$24.660	$23.730
Volume	113,166	125,493	29,757	499,500	102,356	490,150	12,756	422,191	10,800	115,438	145,696

September 2021
High	$19.990	$19.000	$18.730	$19.320	$18.740	$18.250	$17.850	$19.600	$18.250	$25.140	$24.420
Low	$19.300	$18.350	$17.880	$18.780	$17.940	$17.610	$17.250	$18.660	$17.430	$24.980	$24.010
Volume	89,744	52,813	39,551	160,585	16,746	605,317	11,892	250,567	24,650	175,035	58,370

October 2021
High	$21.760	$21.050	$20.590	$21.050	$20.610	$19.400	$19.270	$20.000	$19.800	$25.340	$24.500
Low	$19.900	$19.210	$18.730	$19.100	$18.610	$18.280	$17.930	$19.480	$18.210	$25.000	$24.040
Volume	89,759	96,532	77,736	519,627	226,374	774,574	33,157	358,096	12,725	61,494	68,511

November 2021
High	$21.780	$21.330	$20.980	$21.350	$20.950	$20.220	$19.990	$20.540	$20.000	$25.390	$24.690
Low	$21.100	$20.610	$20.370	$20.660	$20.400	$19.270	$19.000	$19.230	$19.110	$25.070	$24.210
Volume	58,819	59,666	126,029	48,732	29,554	767,335	12,666	356,727	43,631	85,823	77,905

December 2021
High	$21.500	$20.840	$20.700	$20.740	$21.000	$19.620	$19.120	$20.150	$19.500	$25.470	$24.550
Low	$20.290	$20.120	$19.700	$19.520	$19.710	$18.360	$17.900	$19.150	$18.600	$25.000	$23.640
Volume	84,472	60,289	76,331	67,704	50,032	583,901	18,760	226,467	18,820	44,117	86,663

BCE INC. 2021 ANNUAL INFORMATION FORM  |  29

6 Dividends and dividend payout policy

6	Dividends and dividend payout policy

The BCE Board reviews from time to time the adequacy of BCE’s common share dividend payout policy. BCE’s common share dividend payout policy is currently set to a target dividend payout ratio (1) of 65% to 75% of free cash flow (1). Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. In 2021, our dividend payout ratio was 105%, which is higher than our policy range due to a planned acceleration in capital expenditures and the financial impacts of the COVID-19 pandemic. BCE’s dividend payout ratio is expected to remain above our target policy range in 2022 mainly as a result of another planned acceleration in capital expenditures this year. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2021 MD&A, on pages 39 to 42 of the BCE 2021 Annual Report.

BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased, or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in section 1, Caution regarding forward-looking statements of this Annual Information Form.

The table below describes the increases in BCE’s annualized common share dividend starting with the quarterly dividend payable on April 15, 2019.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE DATE

February 7, 2019	5.0% (from $3.02 per share to $3.17 per share)	Quarterly dividend payable on April 15, 2019

February 6, 2020	5.0% (from $3.17 per share to $3.33 per share)	Quarterly dividend payable on April 15, 2020

February 4, 2021	5.1% (from $3.33 per share to $3.50 per share)	Quarterly dividend payable on April 15, 2021

February 3, 2022	5.1% (from $3.50 per share to $3.68 per share)	Quarterly dividend payable on April 15, 2022

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2021, 2020 and 2019.

	2021	2020	2019

Common shares	$3.50	$3.33	$3.17

First preferred shares

Series R	$0.75450	$0.96300	$1.03250

Series S	$0.67884	$0.66019	$0.98748

Series T	$0.87794	$0.75475	$0.75475

Series Y	$0.58530	$0.66019	$0.98748

Series Z	$0.97600	$0.97600	$0.97600

Series AA	$0.90252	$0.90252	$0.90252

Series AB	$0.61248	$0.66019	$0.98748

Series AC	$1.09500	$1.09500	$1.09500

Series AD	$0.61248	$0.66019	$0.98748

Series AE	$0.61248	$0.66019	$0.98748

Series AF	$0.96625	$0.96625	$0.77750

Series AG	$0.80688	$0.70000	$0.70000

Series AH	$0.61248	$0.66019	$0.98748

Series AI	$0.76751	$0.68750	$0.68750

Series AJ	$0.61248	$0.66019	$0.98748

Series AK	$0.73850	$0.73850	$0.73850

Series AL	$0.49935	$0.70180	$0.88996

Series AM	$0.72382	$0.69100	$0.69100

Series AN	$0.55186	$0.75445	$0.94245

Series AO	$1.06500	$1.06500	$1.06500

Series AQ	$1.20300	$1.20300	$1.20300

(1)

Free cash flow is a non-GAAP financial measure and dividend payout ratio is a non-GAAP ratio. These financial measures do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Dividend payout ratio is calculated by dividing dividends paid on common shares by free cash flow. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2021 MD&A, on pages 121 to 125 of the BCE 2021 Annual Report for more information on these measures including, in the case of free cash flow, a reconciliation to cash flows from operating activities, being the most comparable IFRS financial measure.

30  |  BCE INC. 2021 ANNUAL INFORMATION FORM

7 Our directors and executive officers

7	Our directors and executive officers

7.1	Directors

On January 10, 2022, director Ian Greenberg passed away. Mr. Greenberg had been a member of the BCE Board since July 2013 and was a member of the Audit Committee and the Management Resources and Compensation Committee.

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 3, 2022.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

NAME, PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 3, 2022

Mirko Bibic, Ontario, Canada (1)	January 2020	President and Chief Executive Officer, BCE and Bell Canada, since January 2020

David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant

Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979

Katherine Lee, Ontario, Canada	August 2015	Corporate director, since March 2018, and Chartered Professional Accountant

Monique F. Leroux, C.M., O.Q., FCPA, FCA, Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant

Sheila A. Murray, Ontario, Canada	May 2020	Corporate director, since April 2019

Gordon M. Nixon, Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014

Louis P. Pagnutti, FCPA, FCA, Ontario, Canada	November 2020	Corporate director, since September 2020, and Chartered Professional Accountant

Calin Rovinescu, C.M., Ontario, Canada (1)	April 2016	Corporate director, since February 2021

Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016

Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002

Jennifer Tory, Ontario, Canada	April 2021	Corporate director, since December 2019

Cornell Wright Ontario, Canada	April 2021	President, Wittington Investments, Limited (the principal holding company of the Weston-Loblaw-Choice Properties group), since May 2021

(1)	Mr. Bibic and Mr. Rovinescu each also maintain a residence in the province of Québec.

PAST OCCUPATION

All of BCE’s directors have held the positions listed above or other senior management positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

NAME	PAST OCCUPATION

Katherine Lee	Chief Executive Officer of 3 Angels Holdings Limited (a real estate holding company), from 2016 to March 2018

Sheila A. Murray	President of CI Financial Corp. (an investment fund company), from 2016 to March 2019

Louis P. Pagnutti, FCPA, FCA	Global Managing Partner of Ernst & Young (EY) (a professional services firm), from 2013 to September 2020

Calin Rovinescu, C.M.	President and Chief Executive Officer of Air Canada (an airline company), from April 2009 to February 2021

Jennifer Tory	Chief Administrative Officer of Royal Bank of Canada (a chartered bank), from 2017 to December 2019; Group Head, Personal & Commercial Banking of Royal Bank of Canada, from 2014 to 2017

Cornell Wright	Partner of Torys LLP (a law firm), from 2009 to April 2021

BCE INC. 2021 ANNUAL INFORMATION FORM  |  31

7 Our directors and executive officers

COMMITTEES OF THE BCE BOARD

The table below lists the committees of the BCE Board and their members on March 3, 2022.

COMMITTEE	MEMBERS

Audit	Louis P. Pagnutti (Chair) Katherine Lee, Monique F. Leroux, Jennifer Tory, Cornell Wright

Corporate Governance	Monique F. Leroux (Chair) David F. Denison, Katherine Lee, Karen Sheriff, Robert C. Simmonds, Cornell Wright

Management Resources and Compensation	David F. Denison (Chair) Robert P. Dexter, Sheila A. Murray, Calin Rovinescu, Jennifer Tory

Risk and Pension Fund	Calin Rovinescu (Chair) Robert P. Dexter, Sheila A. Murray, Louis P. Pagnutti, Karen Sheriff, Robert C. Simmonds

7.2	Executive officers

Effective in January 2022, Nikki Moffat was appointed Chief Human Resources Officer and Executive Vice-President, Corporate Services of BCE and Bell Canada following Bernard le Duc’s retirement.

Following certain organizational changes in February 2022, Blaik Kirby is now Group President, Consumer and Small & Medium Business (SMB) of Bell Canada, Claire Gillies is now Executive Vice-President and President, Consumer Marketing of Bell Canada, and Stephen Howe is now Executive Vice-President and Chief Technology and Information Officer of Bell Canada. Rizwan Jamal, formerly President, Bell Residential & Small Business of Bell Canada, has left the company, and Michael Cole, Executive Vice-President and Chief Information Officer of Bell Canada will be leaving the company effective April 1, 2022.

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 3, 2022.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA

Mirko Bibic	Ontario, Canada (1)	President and Chief Executive Officer (BCE and Bell Canada)

Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)

Claire Gillies	Ontario, Canada	Executive Vice-President and President, Consumer Marketing (Bell Canada)

Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology and Information Officer (Bell Canada)

Blaik Kirby	Ontario, Canada	Group President, Consumer and Small & Medium Business (SMB) (Bell Canada)

Glen LeBlanc	Nova Scotia, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)

Devorah Lithwick	Ontario, Canada	Senior Vice-President and Chief Brand Officer (Bell Canada)

Thomas Little	Ontario, Canada	President, Bell Business Markets (Bell Canada)

Robert Malcolmson	Ontario, Canada	Executive Vice-President and Chief Legal & Regulatory Officer (BCE and Bell Canada)

Nikki Moffat	Ontario, Canada	Chief Human Resources Officer and Executive Vice-President, Corporate Services (BCE and Bell Canada)

Karine Moses	Québec, Canada	Senior Vice-President, Content Development and News and Vice Chair, Québec (Bell Canada)

Wade Oosterman	Ontario, Canada	President, Bell Media and Vice Chair (BCE and Bell Canada)

John Watson	Ontario, Canada	Group President, Customer Experience (Bell Canada)

(1)	Mr. Bibic also maintains a residence in the province of Québec.

All of our executive officers have held their present positions or other senior management positions with BCE or Bell Canada during the past five years or longer.

7.3	Directors’ and executive officers’ share ownership

As at December 31, 2021, BCE’s directors and executive officers elected or appointed at such date as a group beneficially owned, or exercised control or direction over, directly or indirectly, 558,483 common shares (or less than 0.1%) of BCE.

32  |  BCE INC. 2021 ANNUAL INFORMATION FORM

8 Legal proceedings

8	Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 3, 2022 or which were concluded in 2021. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 3, 2022, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

PURPORTED CLASS ACTION AND LAWSUITS

CONCERNING NEIGHBOURHOOD MARKETING

PRACTICES

On November 24, 2021, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada on behalf of all customers in Québec who subscribed or renewed a services contract with Bell Canada at their homes through a neighbourhood marketing agent or outside a permanent Bell Canada retail location from June 23, 2018 to the date of final judgment. The plaintiff alleges that Bell Canada’s neighbourhood marketing process violates the Québec Consumer Protection Act (QPCA) and the Civil Code of Québec. The plaintiff further alleges that Bell Canada conducts these practices in bad faith. The action seeks payment of punitive damages of $1,000 per class member. The action has not yet been authorized as a class action.

On September 21, 2018, Videotron Ltée (Videotron) filed a claim for damages and for injunctive relief against Bell Canada in the Québec Superior Court. The claim alleges that Bell Canada pursues itinerant merchant activities in Québec without complying with the requirements of the QPCA. Videotron alleges that Bell Canada is required to obtain a permit from the Office de la protection du consommateur and follow specific rules related to contract form when service contracts are entered into at the customers’ home. These alleged violations of the QCPA would constitute unfair competition and a civil fault causing purported damages to Videotron, who claims that it carries out itinerant merchant activities in accordance with the QCPA’s requirements. The claim estimates damages at $78.5 million. Videotron is also seeking an injunction ordering Bell Canada to obtain a permit and comply with the provisions of the QCPA governing itinerant merchants. On January 8, 2019, Cogeco Connexion Inc. (Cogeco) filed a claim in damages and for injunctive relief against Bell Canada in the Québec Superior Court, which is similar to the Videotron claim referred to above. Cogeco makes similar allegations to Videotron as regards its compliance with the QCPA and Bell Canada’s non-compliance with the QCPA. The claim estimates damages at $9.2 million.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV,

SATELLITE TV AND/OR CRAVE SYSTEMS

On January 19, 2018, a claim was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS Inc. and NorthernTel, Limited Partnership by Rovi Guides, Inc. and Tivo Solutions Inc. Separate and similar actions have been filed by the same plaintiffs against other Canadian telecommunications and cable companies. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV systems, have infringed on six patents variously owned by the plaintiffs. The claim also alleges that the defendants have, through their marketing and customer support activities, induced users to infringe on the patents. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services or an accounting of the defendants’ profits. On May 25, 2018, the plaintiffs discontinued the claim with respect to two of the six patents on which they asserted infringement. With the action bifurcated into separate liability and remedies phases, trial on the merits for the liability phase was completed in January 2021. The court’s decision is pending. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

On July 27, 2021, a claim was filed in the Federal Court by Rovi Guides, Inc. against BCE Inc., Bell Canada, Bell Media Inc., Bell ExpressVu Limited Partnership, NorthernTel, Limited Partnership and certain third party suppliers alleging infringement of a different set of four patents from the action noted above. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV, satellite TV and OTT Crave systems, have infringed four patents owned by the plaintiff. The claim also alleges that the defendants have, through their marketing and customer support activities, induced users to infringe the patents. In addition to declaratory and injunctive relief, the plaintiff seeks damages in the form of unpaid royalties in relation to the defendants’ revenues from their TV services or an accounting of the defendants’ profits. Bell Canada intends to exercise all available indemnity recourses from third parties that provide intellectual property upon which its IPTV, satellite TV and OTT Crave systems are based.

CLAIM UNDER THE COPYRIGHT ACT

On July 5, 2021, a statement of claim was filed in the Federal Court against Bell Canada (and the former Bell Aliant) by certain copyright owners including Millennium Funding Inc. The claim alleges breach of the Copyright Act for failing to forward certain copyright infringement notices to Bell customers. The claim seeks $10,000 for each alleged failure, for a total of $397,910,000.

BCE INC. 2021 ANNUAL INFORMATION FORM  |  33

8 Legal proceedings

CLASS ACTION CONCERNING INDEXATION RATE OF

PENSION PAYMENTS

On January 16, 2018, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against Bell Canada, Bell Mobility, Bell Media and Expertech alleging that the indexation rate under the Bell Canada Pension Plan was not properly calculated for the year 2017. The action sought to certify a class action consisting of all persons, wherever resident, who are or were members of the Bell Canada Pension Plan, or otherwise entitled to benefits thereunder, and were entitled to receive indexed pension payments as of January 1, 2017, together with the spouses, estates, heirs, beneficiaries and representatives of those who died. The action sought damages in the amount of $150 million or any greater amount determined by the court, for breach of contract under the Bell Canada Pension Plan, as well as for breach of fiduciary and trust duties under the Pension Benefits Standards Act of 1985. On August 12, 2019, the Ontario Superior Court delivered its decision certifying the class action, but simultaneously dismissed the action on the merits. On February 21, 2020, the Ontario Court of Appeal reversed the Ontario Superior Court’s decision on the merits, and granted summary judgment in favour of the plaintiff, sending the proceeding back to the Ontario Superior Court for a decision on damages and other ancillary issues. On July 20, 2021, the Ontario Superior Court resolved ancillary issues, and approved the amounts payable to the class for damages and by the class for legal fees. Distribution to the class took place between October 2021 and January 2022 and, accordingly, this legal proceeding is now concluded.

CLASS ACTIONS CONCERNING SERVICE

FEE MODIFICATIONS

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since November 2012, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

On December 12, 2018, another application for authorization to institute a class action was filed in the Québec Superior Court against regional subsidiaries Télébec, Limited Partnership and Cablevision du Nord de Québec Inc. on behalf of all consumers and business entities whose monthly fees for wireline telephone services, Internet services, TV services or wireless postpaid services were unilaterally modified at any time since December 2015. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since December 2015, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. In a decision dated February 3, 2022, the court authorized the action to proceed as a class action for the price increases that occurred between December 12, 2015 and the authorization notice to the class.

CLASS ACTION AND PURPORTED CLASS ACTION

CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of applicable consumer protection legislation, breach of the Civil Code of Québec, intrusion upon seclusion, negligence, breach of confidence, unjust enrichment and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to the Relevant Advertisements Initiative. Unspecified punitive damages are also sought in both actions. On November 16, 2017, the court stayed the Québec action. On May 13, 2019, the Ontario Superior Court certified the Ontario action as a national class action against Bell Mobility for the period between November 16, 2013 and April 14, 2015.

CLASS ACTIONS CONCERNING INCREASE TO LATE

PAYMENT CHARGES

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another application for the authorization to institute an identical class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services, later amended to add Bell Canada as defendant. On December 19, 2014, the court authorized this action to proceed as a class action.

34  |  BCE INC. 2021 ANNUAL INFORMATION FORM

8 Legal proceedings

CLASS ACTION AND PURPORTED CLASS ACTION

CONCERNING ROUNDING-UP OF MINUTES

On July 25, 2008, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against BCE Inc. on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). On August 18, 2008, a similar statement of claim (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. The actions allege that BCE Inc. and Bell Mobility, respectively, misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages and $5 million in punitive damages. On January 15, 2014, the Second Rounding-Up Action was amended to include an allegation of breach of contract and to increase claimed general damages to $500 million and claimed punitive damages to $20 million. The Second Rounding-Up Action was certified as a class action on November 25, 2014, for the period between August 18, 2006 and October 1, 2009. The First Rounding-Up Action has not yet been certified as a class action.

PURPORTED CLASS ACTION CONCERNING “911 FEES”

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of communications service providers, including Bell Mobility, Bell MTS Inc. and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages, punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers, wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The action has not yet been certified as a class action.

CLASS ACTION CONCERNING WIRELESS SYSTEM

ACCESS FEES

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of wireless communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the grounds of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers, wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

OTHER

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes, competitor disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

BCE INC. 2021 ANNUAL INFORMATION FORM  |  35

9 Interest of management and others in material transactions

10 Interest of experts

11 Transfer agent and registrar

12 For more information

9	Interest of management and others
in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10	Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.) (PCAOB).

11	Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is TSX Trust Company at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s Canadian unsubordinated debentures is kept at the principal office of BNY Trust Company of Canada (BNY) in Montréal, and facilities for registration, exchange and transfer of the Canadian unsubordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell Canada’s Canadian subordinated debentures is kept at the principal office of BNY in Montréal, and facilities for registration, exchange and transfer of the Canadian subordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell MTS Inc.’s notes assumed by Bell Canada is kept at the principal office of Computershare Trust Company of Canada (Computershare) in Montréal, and facilities for registration, exchange and transfer of the notes are maintained at Computershare’s offices in Montréal, Toronto and Calgary.

The register for Bell Canada’s U.S. notes, issued pursuant to its 2016 U.S. trust indenture, is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such U.S. notes are also maintained at the principal office of The Bank of New York Mellon in New York.

12	For more information

This Annual Information Form as well as BCE’s annual and quarterly shareholder reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2021 Annual Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries 1-800-561-0934

Investor relations        1-800-339-6353

36  |  BCE INC. 2021 ANNUAL INFORMATION FORM

13 Schedule 1 – Audit Committee information

13	Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the BCE Board in its oversight of:

•	the integrity of BCE’s financial statements and related information

•	BCE’s compliance with applicable legal and regulatory requirements

•	the independence, qualifications and appointment of the external auditors

•	the performance of both the external and internal auditors

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls

•	BCE’s risk processes as they relate to financial reporting

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND

SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act of 2002 and related SEC rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE Board has determined that all the members of the Audit Committee during 2021 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, as well as Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2021 or currently.

RELEVANT EDUCATION AND EXPERIENCE

L.P. Pagnutti, FCPA, FCA (Chair)	Mr. Pagnutti has been a director of BCE since November 2020 and is Chair of the Audit Committee since January 2021. Mr. Pagnutti is a corporate director and was Global Managing Partner – Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal affairs, shared services, and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chairman and Chief Executive Officer of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti is also a non-executive director of DLA Piper International LLP and DLA Piper Global (a law firm). He holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Professional Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

I. Greenberg (until January 2022)	Mr. Greenberg was a director of BCE since July 2013, until his passing in January 2022. He was a corporate director and one of four brothers who founded Astral Media Inc. (a media company). From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral Media Inc. He was past Chair of Cineplex Inc., and was a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital. In 2013, he was inducted in the Canadian Business Hall of Fame.

K. Lee	Ms. Lee has been a director of BCE since August 2015 and a corporate director and, from 2010 to February 2015, served as President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services, based in San Francisco, and Managing Director of GE Capital Real Estate Korea, based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is also a director of Public Sector Pension Investments.

M.F. Leroux, C.M., O.Q., FCPA, FCA	Ms. Leroux has been a director of BCE since April 2016. Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director. She serves as an independent director of Michelin Group, S&P Global Inc. and Alimentation Couche-Tard Inc., and she is a senior advisor (non executive) of Fiera Capital. As such, she brings to these boards her diverse experience, among others as Partner at EY and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. In May 2020, she was appointed Chair of the Industry Strategy council by the Minister of Innovation, Science and Industry Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec. She is also vice-chair of the Montreal Symphony Orchestra (OSM). Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from eight Canadian universities in recognition of her contribution to the business sector and to the community.

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13 Schedule 1 – Audit Committee information

J. Tory (since April 2021)	Ms. Tory has been a director of BCE since April 2021. She is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank) where she held responsibility for Brand, Marketing, Citizenship & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014 to 2017. Throughout her 42 year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations including overseeing digital & cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the board of the Sunnybrook Hospital Foundation Board and recently completed her term on the board of the Toronto International Film Festival, the past 5 years as Chair. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the advancement of women and advocacy for BIPOC and LGBTQ+ communities.

C. Wright (since April 2021)	Mr. Wright has been a director of BCE since April 2021. Mr. Wright is President of Wittington Investments, Limited (the principal holding company of the Weston group of companies which includes George Weston, Loblaw and Choice Properties). Mr. Wright joined Wittington in 2021 following a 20 year career at Torys LLP (a law firm), where he was a leading corporate lawyer. Mr. Wright served as Chair of the firm’s Corporate Department and former co-head of the firm’s M&A Practice. As a lawyer, his practice focused on M&A transactions, both public and private, and other critical situations. He played a lead role acting for some of Canada’s largest public and private companies in their most significant strategic matters. Mr. Wright has a broad range of experience in complex transactional, securities, family-controlled business, private equity, regulatory, governance, activism and compliance matters. He has counselled boards of directors and board committees on corporate governance matters, crisis management and shareholder engagement issues. Mr. Wright is a Fellow of The American College of Governance Counsel. Mr. Wright is Chair of the Board of Directors of the National Ballet of Canada, a Trustee of University Health Network and Executive in Residence at the Rotman School of Management. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

The NYSE rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on BCE’s Audit Committee, Ms. M. F. Leroux currently serves on the audit committees of three public companies, Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The BCE Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based on the following considerations, among others:

•	she is not involved in full-time professional activities other than serving on various boards of directors and not-for-profit organizations and acting as strategic advisor;

•	she has extensive accounting and financial knowledge and experience, which serves the best interests of BCE and assists the Audit Committee in the discharge of its duties;

•	she makes valuable contributions to BCE’s Audit Committee; and

•	she attended 100% of BCE Board and committee meetings, including the Audit Committee, in 2021.

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

•	identifying the services that the external auditors may and may not provide to BCE and its subsidiaries

•	pre-approving all services to be provided by the external auditors of BCE and its subsidiaries

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation, or legal services

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2021 (IN $ MILLIONS)	2020 (IN $ MILLIONS)

Audit fees (1)	8.6	9.1
Audit-related fees (2)	2.9	3.3
Tax fees (3)	0.4	0.4
All other fees (4)	0.1	0.4

Total (5)	12.0	13.2

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $12.0 million for 2021 and $13.2 million for 2020 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.6 million in 2021 and $9.9 million in 2020.

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14 Schedule 2 – Audit Committee charter

14	Schedule 2 – Audit Committee charter

I.	Purpose

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

A.	the integrity of the Corporation’s financial statements and related information;

B.	the Corporation’s compliance with applicable legal and regulatory requirements;

C.	the independence, qualifications and appointment of the shareholders’ auditor;

D.	the performance of the Corporation’s shareholders’ auditor and internal audit;

E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and

F.	the Corporation’s risks as it relates to financial reporting.

II.	Duties and Responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control

1.	On a quarterly and annual basis, review and discuss with management and the shareholders’ auditor the following:

a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles or material related party transactions, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several International Financial Reporting Standards (IFRS) and/ or non IFRS measures on the financial statements when such a selection has been made in the current reporting period;

c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and

d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-IFRS information).
2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:

a.	all critical accounting policies and practices used by the Corporation;

b.

all material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and

c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

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14 Schedule 2 – Audit Committee charter

B.	Oversight of the Shareholders’ Auditor

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor, who shall report directly to the Audit Committee, and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted audit and non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to the Chief Financial Officer to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.

6.	At least annually, consider, assess, and report to the Board of Directors on:

a.

the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;

b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;

c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and

d.	the quality of the communications and interactions with the external auditor.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:

a.	the shareholders’ auditor’s internal quality-control procedures;

b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.

8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor focussing on the firm and report to the Board of Directors on:

a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;

b.	the quality of the engagement team; and

c.	the quality of communications and interactions with the shareholders’ auditor.

9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.

10.	Review the annual audit plan with the shareholders’ auditor.

11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

C.	Oversight of Internal Audit

1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;

b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

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14 Schedule 2 – Audit Committee charter

D.	Oversight of the Corporation’s Internal Control System

1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls over financial reporting;

c.	compliance with the policies and practices of the Corporation relating to business ethics and code of conduct;

d.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and

e.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.

2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.

3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.

4.

Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E.	Oversight of the Corporation’s Financial Reporting Risks

1.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s processes for identifying, assessing, mitigating, remedying and, where required, reporting major risk exposures as it relates to financial reporting.

F.	Journalistic Independence

1.

Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

2.

At least annually, obtain and review reports regarding compliance with the Corporation’s Journalistic Independence Policy by each of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

G.	Compliance with Legal Requirements

1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	Evaluation of the Audit Committee and Report to Board of Directors

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.

B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.

C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	Outside Advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	Membership

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	Audit Committee Chair

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;

C.	Chair meetings of the Audit Committee;

D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;

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14 Schedule 2 – Audit Committee charter

G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

VII.	Term

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	Procedures for Meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	Quorum and Voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI.	Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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